Exhibit 99.1

155 University Avenue, Suite 750
Toronto, Ontario, Canada M5H 3B7 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalinc.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 9, 2021 - AND - MANAGEMENT INFORMATION CIRCULAR DATED MAY 13, 2021

These materials are important and require your immediate attention. They require shareholders of Titan Medical Inc. (the “Company”) to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares of the Company, please contact the proxy solicitation agent, Shorecrest Group toll free at 1.888.637.5789, locally in Toronto at 647.931.7454 or by email at contact@shorecrestgroup.com.

TITAN MEDICAL MESSAGE FROM THE CHAIRMAN OF THE BOARD AND THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

David McNally President and Chief Executive Officer
May 13, 2021

Dear Fellow Shareholders:

We are pleased to invite you to attend Titan Medical’s annual meeting of shareholders being held virtually on June 9, 2021 at 4:00 p.m. ET online at https://web.lumiagm.com/433539983.

The enclosed management information circular includes important information about Titan Medical and the business to be conducted at the annual meeting. The meeting is an opportunity for you to exercise your right to vote as a shareholder of Titan Medical and, this year, you are being asked to vote on four resolutions. If you are unable to attend the virtual meeting, please use the proxy form provided to you along with this management information circular to submit your vote prior to 4:00 p.m. ET on June 7, 2021. The vast majority of our shareholders typically vote by proxy in advance of the annual meeting and we encourage shareholders to continue to vote in advance, either by proxy or by voting instruction form, as described in the circular and following the voting instructions on your voting form.

Paul Cataford Chairman of the Board of Directors

Innovation in Single Access Robotic Surgery
We are committed to enhancing robotic assisted surgery using innovative technology through a single access point with the goals of improved patient outcomes, increased efficiency and lower operating room costs. Our Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand. The Enos multi-articulating instruments are designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks.

Accomplishments and Strategic Developments
2020 was a pivotal year for Titan, facilitating significant advances for the company and our Enos surgical system. We completed equity financings and entered into two agreements with Medtronic plc, one of the world’s largest medical device companies. Under the first of these agreements, Titan licensed a portion of its patent portfolio to Medtronic for an up-front payment of $10 million in June 2020. Under the second of the agreements, Titan is engaged in milestone-based development and licensing of certain technologies of mutual interest. A license payment of $10 million has already been received following the achievement of the first development milestone in October 2020, and additional license payments of up to $21 million are payable upon the completion of milestones in 2021. Titan retains the world-wide rights to commercialize the underlying intellectual property and technology for use with its own Enos system.

Corporate Governance and Shareholder Engagement
With a renewed commitment to corporate governance and in recognition of the need to better engage its shareholders, Titan Medical recruited three new independent, experienced and highly qualified corporate directors who were elected by shareholders at last year’s annual meeting on September 30, 2020: Mr. Paul Cataford (Lead Independent), Mr. Anthony J. Giovinazzo and Mr. Cary G. Vance. In keeping with best practices, on May 13, 2021, Titan’s Board separated the CEO and Board Chairman positions and appointed the Lead Independent director, Mr. Cataford, to Chairman of the Board. At the same meeting, the Board appointed Ms. Heather L. Knight as an additional independent director. Ms. Knight brings nearly 25 years of international executive experience in commercializing and managing multi-billion dollar product lines in the medical device industry. All four current independent directors along with David McNally, the company’s CEO, and the Board’s fifth nominee for independent director, Ms. Cathy Steiner, are standing for election to the Board at the annual meeting. Ms. Steiner brings over 20 years of investment banking, financial and capital markets experience. Information about our director nominees starts on page 15 of the circular.

Stephen Randall, who retired in September 2020 after previously serving as Titan Medical’s CFO,  remained on the Board during the transition to the new independent Board. We are grateful for Mr. Randall’s distinguished service during his more than 10 years as CFO, and 4 years as a director.

The Board believes that sound principles of corporate governance are critical to our success as a company and to earning the trust and confidence of all of our stakeholders. Since our last meeting of shareholders on September 30, 2020, the new Board and its independent Committees have held over 20 meetings to review and further develop the overall strategy of Titan Medical with an emphasis on strengthening corporate governance and increasing shareholder engagement. The Board has reviewed and updated all Board Committee charters, company policies and guidelines, and has added a Shareholder Engagement Policy that recognizes and encourages regular and constructive communication between shareholders and the company.

In addition to setting forth a Shareholder Engagement Policy, we recently hired Kristen Galfetti as our Vice President of Investor Relations and Corporate Communications. In this capacity, Ms. Galfetti, who brings over 20 years of experience in life sciences investor relations, will be the company’s primary point of contact for our shareholders and the broader investment community, and can be reached via email at investors@titanmedicalinc.com.

Further information about Titan Medical’s governance practices starts on page 42 of the management information circular, and copies of each of the governance documents are available on our website.

Competitive Positioning and Equity Compensation
For a company to be successful in medical technology development, and especially in robotic surgery, it must attract and retain highly qualified and highly experienced people and partners. We believe that a key factor to engaging these people and partners is alignment – alignment with our goals, our culture, our mission, our values and our shareholders. An effective tool to attract and retain key personnel and partners and align interests is equity-based compensation, and that is why this year we are asking you to vote in favor of two matters related to our stock option plan:

1. The renewal of our existing stock option plan as required by stock exchange rules so that we may continue to grant stock options to our directors, officers, employees (including our in-house technical team) and service providers (including our expert surgeon advisors); and

2. An amendment to the stock option plan for the provision of incentive stock options (ISOs) pursuant to the U.S. Internal Revenue Code, allowing us to grant ISOs to U.S. employees (noting that our team members engaged in product development, manufacturing, quality and regulatory affairs, marketing, and investor relations reside in the U.S.) in place of non-qualified stock options, providing favorable tax treatment for U.S. employees.

On behalf of the board and management, we would like to thank you for the confidence you have shown in supporting Titan Medical Inc. and trust that you will give careful consideration to the resolutions submitted for your approval.

Sincerely,

Paul Cataford Chairman of the Board of Directors	David McNally President and Chief Executive Officer

TITAN MEDICAL NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MEETING CONTENT

Date: June 9, 2021 Time: 4:00 p.m. ET Link: https://web.lumiagm.com/433539983 username: click “I have a login” and enter your control number password: “titan2021” (case sensitive)

The business of the Meeting will be to:

1.	receive and consider the financial statements of the Company for the fiscal year ended December 31, 2020, together with the report of the auditors thereon;

2.	elect directors of the Company for the ensuing year;

3.	appoint as auditors BDO Canada LLP, the incumbent auditors of the Company, and authorize the directors to fix the remuneration of the auditors;

4.	approve the renewal of the Company’s stock option plan;

5.
approve amendments to the Company’s stock option plan to permit the Company to designate up to a maximum number of options granted to be incentive stock options (ISOs) under Section 422 of the United States Internal Revenue Code; and

6    transact such other business as may properly come before the Meeting or any adjournments thereof

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of Titan Medical Inc. (the “Company”) will be held in a virtual only meeting format due to the public health concerns caused by the COVID-19 pandemic. The Meeting will take place via live webcast online at https://web.lumiagm.com/433539983 on June 9, 2021 at 4:00 p.m. ET. In order to ensure the health and safety of all, it will be a virtual meeting only. No one will be able to attend the Meeting in person. Online access to the Meeting will begin 15 minutes before the time of the Meeting. Shareholders have the right to vote their shares for the items listed above and will have an equal opportunity to participate at the Meeting online regardless of their geographic location. To help you make an informed decision, please read this circular. Registered shareholders and duly appointed proxyholders will be able to vote and ask questions at the Meeting, all in real time, provided they are connected to the Internet and comply with all of the requirements set out in the accompanying management information circular.

We believe hosting the Meeting virtually will enable increased shareholder attendance, will encourage more active shareholder engagement and participation at the Meeting and is an important step in managing and mitigating against the risk posed by the current COVID-19 pandemic. We encourage shareholders to participate in the Meeting. You will find important information and detailed instructions about how to participate in our virtual annual and special meeting in this information circular on page 10. A copy of the information circular and form of proxy accompany this Notice. Only shareholders of record as of May 3, 2021, the record date (the “Record Date”), are entitled to receive notice of the Meeting.

The directors have fixed 4:00 p.m. ET on June 7, 2021, or at least 48 hours, excluding Saturdays and holidays, before any adjournment of the meeting, as the time before which proxies to be used at the Meeting (or any adjournment thereof) must be deposited with the Company or with Computershare Trust Company of Canada. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

DATED May 13, 2021.
By Order of the Board
(signed) “Paul Cataford”
Chairman of the Board of Directors
Titan Medical Inc.

TITAN MEDICAL PROXY SUMMARY

Below are highlights of some of the information you will find in this management information circular. While each of these items are important and should be carefully considered, these are only highlights and do not contain all the information that you should consider. Accordingly, please read the circular in its entirety prior to casting your vote.

Shareholder Voting Matters

	Board and management vote recommendation	Circular page(s) reference for more information
Elect Directors of the Company	FOR each nominee	15 to 20
Appoint BDO Canada LLP as auditors	FOR	20
Approve renewal of Stock Option Plan	FOR	21
Approve amendments to Stock Option Plan	FOR	21 to 23

Director Nominees

Name	Residence	Independent	Director Since	Committee Memberships(1)
				Audit	Compensation	Governance
Paul Cataford	CA	✔	2020	✔*	✔	✔
Anthony J. Giovinazzo	CA	✔	2020	✔	✔	✔*
David McNally(2)	US	Î	2017	-	-	-
Cary G. Vance	US	✔	2020	✔	✔*	✔
Heather L. Knight(3)	US	✔	2021	-	-	-
Cathy Steiner(4)	CA	✔	-	-	-	-

* Chair of respective Committee
(1) Committee memberships as of the Record Date and are subject to change at a subsequent meeting of the Board.
(2) Mr. McNally as President and CEO is not independent.
(3) Ms. Knight was appointed to the Board in May 2021 and should she be elected to the Board at the Meeting, her Committee memberships will be determined at a subsequent meeting of the Board.
(4) Should Ms. Steiner be elected to the board at the Meeting, her Committee memberships will be determined at a subsequent meeting of the Board.

Corporate Governance

Titan Medical believes that sound principles of corporate governance are critical to our success as a company and to earning the trust and confidence of each of our stakeholders. The board continuously works to strengthen corporate governance practices and since the last meeting of shareholders on September 30, 2020, the board and committees have held an aggregate of 20 meetings to work on the development of such practices and on strengthening shareholder engagement. Since October 2020, the following governance charters and policies have been updated or established:

Policy / Charter	Updated	Established
Shareholder Engagement Policy	-	✔
Equity-Based Awards Granting Policy	-	✔
Corporate Governance and Nominating Committee Charter	✔	-
Compensation Committee Charter	✔	-
Audit Committee Charter	✔	-
Code of Conduct	✔	-
Whistleblower Policy	✔	-

Each of these charters and policies are available on Titan Medical’s website www.titanmedicalinc.com.

Executive Compensation

Titan Medical is focused on competitive compensation that includes pay-for-performance for all of its employees. Furthermore, in order to attract, motivate and retain top talent, Titan Medical offers a complete compensation package, including equity ownership, with target positioning at the 50th percentile of the peer comparator group. In addition, any bonuses paid are contingent on performance as assessed under a short-term incentive plan (STIP).

For directors, Titan Medical has established a target equity ownership policy for each director of two times the amount of the annual retainer provided to each of the directors. The aim of the policy is to better align the interests of the independent directors with those of the Company’s shareholders.

Stock Option Plan

In accordance with TSX rules regarding equity-based compensation, at this Meeting, Titan Medical is asking shareholders to approve to renew its Stock Option Plan. Titan Medical relies on the Stock Option Plan to continue to attract, motivate and retain top talent, including its directors, officers, employees and independent service providers such as surgeon advisors.

Furthermore, Titan Medical is asking shareholders to approve an amendment to the Stock Option Plan for the provision of incentive stock options (ISOs) pursuant to the U.S. Internal Revenue Code, allowing the company to grant ISOs to U.S. employees in place of non-qualified stock options, providing favorable tax treatment for U.S. employees.

155 UNIVERSITY AVENUE, SUITE 750, TORONTO, ONTARIO, CANADA M5H 3B7

MANAGEMENT INFORMATION CIRCULAR

Dated May 13, 2021

for the

Annual and Special Meeting of Shareholders

to be held on June 9, 2021

INFORMATION CIRCULAR

TABLE OF CONTENTS

Introduction	3
Forward-Looking Statements	3
Information Contained in this Circular	3
GENERAL PROXY MATTERS	3
Appointment, Time for Deposit and Revocability of Proxy	3
Participating at the Meeting	5
Voting at the Virtual Meeting	6
Appointment of Proxies	6
Voting by Proxy	6
Registered Holders	7
Mail	7
Fax	7
Internet	7
Non-Registered Holders	7
Appointing a Proxyholder	8
Revocation of Voting Instructions or Proxies	8
Voting of Proxies	9
Voting Shares and Principal Holders Thereof	9
BUSINESS OF THE MEETING	9
1.Financial Statements	9
2.Election of Directors	9
3.Appointment and Remuneration of Auditors	17
4.Stock Option Plan Renewal	17
5.Stock Option Plan Amendment	18
STATEMENT OF EXECUTIVE COMPENSATION	20
Compensation Plan Descriptions	32
CORPORATE GOVERNANCE PRACTICES	37
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	42
ADDITIONAL INFORMATION	42
DIRECTORS’ APPROVAL	42

SCHEDULE “A” – Board of Directors Mandate

SCHEDULE “B” – Stock Option Plan

Introduction

This Information Circular (the “Circular”) is furnished in connection with the solicitation by the management of Titan Medical Inc. (the “Company”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Company to be held June 9, 2021, for the purposes set forth in the accompanying Notice of Meeting. Except where otherwise indicated, this Circular contains information as of the close of business on May 13, 2021. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by management of the Company at nominal cost. The cost of any such solicitation by management will be borne by the Company.

The Company has also retained Shorecrest Group to provide the following services in connection with the Meeting: review and analysis of this Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing Shareholder communication and engagement strategies, advice with respect to the Meeting and proxy protocol, reporting and reviewing the tabulation of Shareholder proxies, and the solicitation of Shareholder proxies including contacting Shareholders by telephone. In connection with these services, Shorecrest will be paid a customary fee plus reasonable out-of-pocket expenses.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular and form of proxy to the beneficial owners of such shares. The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the foregoing documents required for this purpose.

Forward-Looking Statements

This Circular contains certain forward-looking statements with respect to the Company based on assumptions that management of the Company considered reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements.

Information Contained in this Circular

No person has been authorized to give information or to make any representations in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the resolutions or be considered to have been authorized by the Company or the Board of Directors (the “Board” or “Board of Directors”) of the Company.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities. This Circular also does not constitute the solicitation of a proxy by any person in any jurisdiction in which such a solicitation is not authorized or in which the person making such a solicitation is not qualified to do so or to any person to whom it is unlawful to make such a solicitation.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection with the Meeting.

Other than as indicated, all dollar amounts reported in this Circular are in U.S. dollars.

GENERAL PROXY MATTERS

Appointment, Time for Deposit and Revocability of Proxy

Shareholders of the Company are either registered or non-registered. Registered shareholders typically hold shares of the Company in their own names because they have requested that their shares be registered in their names on the records of the Company rather than holding such shares through an intermediary (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans). Most shareholders are non-registered because their shares are registered in the name of either (a) an intermediary with whom the non-registered shareholder deals in respect of their shares, or (b) a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.

The Annual and special Meeting (the “Meeting”) of shareholders of Titan Medical Inc. will be held in a virtual only meeting format due to the public health concerns caused by the COVID-19 pandemic. The Meeting will take place via live webcast online at https://web.lumiagm.com/433539983 on June 9, 2021 at 4:00 p.m. ET. In order to ensure the health and safety of all, it will be a virtual meeting only. No one will be able to attend the Meeting in person. All participants MUST register with Computershare in advance of the meeting. Registered Shareholders (as defined in this Circular under the heading “Voting at the Virtual Meeting”) and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/433539983 where they can participate, vote, or submit questions during the meeting’s live webcast. Registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the Meeting online will be able to listen to the Meeting, ask questions and vote at the Meeting by completing a ballot that will be made available online during the Meeting, all in real time, provided that they are connected to the Internet. Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting. This is because the Company and our transfer agent, Computershare Trust Company of Canada (“Computershare”), do not have a record of the non-registered Shareholders, and, as a result, have no knowledge of non-registered shareholdings or entitlements to vote unless non-registered Shareholders appoint themselves as proxyholder. All proxy appointees MUST register with Computershare at http://www.computershare.com/TitanMedical by 4:00 p.m. ET on June 7, 2021 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

Online access to the Meeting will begin at 15 minutes before the time of the Meeting, which is scheduled for 4:00 p.m. ET on June 9, 2021.

●	Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking “I have a login” and entering a Username and Password before the start of the meeting.
●	Registered Shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is “titan2021”.
●
Duly appointed proxyholders – Computershare will provide proxyholders that have registered with Computershare with a Username after the voting deadline has passed. The Password to the meeting is “titan2021”. All proxy appointees MUST register with Computershare at http://www.computershare.com/TitanMedical by 4:00 p.m. ET on June 7, 2021 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

●
Voting at the meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/TitanMedical by 4:00 p.m. ET on June 7, 2021 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

Please refer to the virtual meeting guide on the Company’s website at www.titanmedicalinc.com for additional information. It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

In order to participate online, registered shareholders must have a valid 15-digit control number and the password “titan2021” and proxyholders must have received an email from Computershare containing a Username.

A shareholder may receive multiple packages of Meeting materials if the shareholder holds shares of the Company through more than one intermediary or if the shareholder is both a registered shareholder and a non-registered shareholder for different shareholdings. Any such shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each shareholding to ensure that all the shares from the various shareholders are represented and voted at the meeting.

Participating at the Meeting

The meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the online meeting is provided below. The meeting will begin at 4:00 p.m. ET on June 9, 2021.

•
Registered Shareholders (as defined in this Circular under the heading “Voting at the Meeting”) that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username by Computershare Trust Company of Canada / Computershare Investor Services Inc. (“Computershare”) (see details under the heading “Appointment of Proxies”), will be able to vote and submit questions during the meeting. To do so, please go to https://web.lumiagm.com/433539983 prior to the start of the meeting to login. Click on “I have a login” and enter your 15-digit control number or username along with the password “titan2021”.

•
Non-Registered Shareholders (as defined in this Circular under the heading “Non-Registered Shareholders”) and Registered Shareholders who have duly appointed proxyholders MUST register with Computershare at http://www.computershare.com/TitanMedical by 4:00 p.m. ET on June 7, 2021 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email after the voting deadline has passed. The Password to the meeting is “titan2021”.

•	Non -Registered Shareholders that have not appointed themselves to vote at the meeting, may login as a guest, by clicking on “I am a Guest” and complete the online form.

•
United States Non-Registered Shareholders:  To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Annual and special Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Annual and special Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

-OR-

Email at: uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than June 7, 2021 by 4:00 p.m. ET. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Annual and special Meeting and vote your shares at https://web.lumiagm.com/433539983 during the meeting. Please note that you are required to register your appointment at http://www.computershare.com/TitanMedical.

●
Non-Registered Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them to listen to the meeting however will not be able to vote or submit questions. Please see the information under the heading “Non-Registered Shareholders” for an explanation of why certain shareholders may not receive a form of proxy.

●
If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

●
If you are eligible to vote at the meeting, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting.

Voting at the Virtual Meeting

A registered shareholder of Titan Medical Inc. common shares (a “Registered Shareholder”), or a Non-Registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the meeting. To have their shares voted at the meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/433539983 prior to the start of the meeting. In order to vote, Non-Registered Shareholders who appoint someone else as a proxyholder MUST register with Computershare at http://www.computershare.com/TitanMedical after submitting their voting instruction form in order to receive a Username (please see the information under the headings “Appointment of Proxies” below for details).

Appointment of Proxies

Together with this Circular, shareholders will also be sent a form of proxy or voting instruction form. The persons named in such proxy are officers of the Company. A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by inserting such other person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a shareholder of the Company.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/TitanMedical by 4:00 p.m. ET on June 7, 2021 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

A proxy can be submitted to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 4:00 p.m. ET on June 7, 2021, or if the meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting. If a shareholder who has submitted a proxy attends the meeting via the webcast and has accepted the terms and conditions when entering the meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Without a Username, proxyholders will not be able to vote at the meeting.

Voting by Proxy

Shareholders who are unable to attend the virtual Meeting may vote through the use of proxies. Shareholders should convey their voting instructions using one of the two voting methods available: (1) use of the form of proxy or voting instruction form to be returned by mail, delivery or facsimile, or (2) use of the Internet voting procedure. By conveying voting instructions in one of the two ways, shareholders can participate in the Meeting through the person or persons named on the voting instruction form or form of proxy. Please follow the instructions provided to ensure your proxy or voting instruction form is received in good order.

To convey voting instructions through any of the two methods available, a shareholder must locate the voting instruction form or form of proxy, one of which is included with the Circular in the package of Meeting materials sent to all shareholders. The voting instruction form is a white, computer scannable document (the “voting instruction form”) and is sent to most Non-Registered Shareholders. The form of proxy is a form headed “Form of Proxy” (the “form of proxy”) and it is sent to all registered shareholders and a small number of Non-Registered Shareholders.

Registered Holders

Mail

Completed forms of proxy should be returned in the envelope provided to the Company’s transfer agent and registrar, Computershare Trust Company of Canada (“Computershare”), 100 University Avenue, 8th Floor, South Tower, Toronto, Ontario, M5J 2Y1 by hand delivery, courier or mail no later than 4:00 p.m. (Toronto time) on June 7, 2021, or at least 48 hours, excluding Saturdays and holidays, before any adjournment of the Meeting.

Fax

Completed proxy forms should be returned by fax to Computershare at 1‑866‑249‑7775 no later than 4:00 p.m. (Toronto time) on June 7, 2021, or at least 48 hours, excluding Saturdays and holidays, before any adjournment of the Meeting.

Internet

Shareholders may vote via the internet at www.investorvote.com.

Non-Registered Holders

A Non-Registered Shareholder of the Company (a “Beneficial Shareholder”) is one who beneficially owns common shares but such common shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Shareholder or in the name of a clearing agency in which the intermediary participates (all of which are referred to as “Intermediary” or “Intermediaries” in this information circular). The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and Broadridge and Mediant Communications Inc. (“Mediant”) in the U.S.

Beneficial Shareholders should note that only proxies or instructions deposited by shareholders whose names are on the records of the Company as the registered holders of such shares can be recognized and acted upon at the Meeting. Common Shares that are listed in an account statement provided to a Beneficial Shareholder by an Intermediary are registered in the name of CDS Clearing and Depository Services Inc. (“CDS”), or Depositary Trust Company (CEDE &CO) or its nominee, and not in the Beneficial Shareholder’s own name on the records of the Company.

Applicable regulatory policy in Canada requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of securityholders’ meetings. Every Intermediary has their own mailing procedures and provides their own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Shareholder.

Voting by Proxy through Intermediary

●
Through Broadridge/Mediant: If a Beneficial Shareholder’s Intermediary is registered with Broadridge or Mediant, please follow instructions on the voting instruction form to vote by mail or over the Internet or telephone.

●
Through Intermediary: In some instances, A Beneficial Shareholder will be given a voting instruction form or other document by his or her Intermediary that must be submitted by the Beneficial Shareholder in accordance with the instructions provided by the Intermediary. In such case, a Beneficial Shareholder must follow the Intermediary’s instructions (which in some cases may allow the completion of the voting instruction form by telephone or on the Intermediary’s Internet website). Occasionally, a Beneficial Shareholder may be given a form of proxy that has been signed by the Intermediary and is restricted to the number of common shares owned by the Beneficial Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the Beneficial Shareholder. In this case, complete the form of proxy and vote by mail only in the same manner as described above under the heading “Voting by Proxy – Registered Holders”.

Beneficial Shareholders who wish to attend the Meeting and vote their own common shares should enter their own names in the blank space on the voting instruction form provided to them and return the same to their Intermediary in accordance with the instructions provided by their Intermediary well in advance of the Meeting. Shareholders MUST visit http://www.computershare.com/TitanMedical by 4:00 p.m. ET on June 7, 2021 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email.

The persons named in the accompanying voting instruction form will vote or withhold from voting Common Shares in respect of which they are appointed on any ballot that may be called for, in accordance with the instructions of the Beneficial Shareholder as indicated on the voting instruction form and, if a Beneficial Shareholder specifies a choice on the voting instruction form with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If no instruction is provided, the proxy will be vote FOR each motion.

Appointing a Proxyholder

Shareholders unable to attend the Meeting in person may participate and vote at the Meeting through a proxyholder. The persons named on the enclosed form of proxy as proxyholders to represent shareholders at the Meeting, being David McNally and Monique L. Delorme, are directors and/or officers of the Company. A shareholder has the right to appoint a person or company instead of those named above to represent such shareholder at the Meeting. A non‑registered shareholder who would like to attend the Meeting to vote must arrange with the intermediary to have himself or herself appointed as the proxyholder. To appoint a person or company instead of David McNally or Monique L. Delorme as proxyholder, strike out the names on the voting instruction form or form of proxy and write the name of the person you would like to appoint as your proxyholder in the blank space provided. That person need not be a shareholder of the Company.

Non-Registered Shareholders appointing a proxyholder using a voting instruction form may fill in the rest of the form indicating a vote “for”, “against” or “withhold”, as the case may be, for each of the proposals listed, sign and date the form and return it to the relevant intermediary or clearing agency in the envelope provided or by facsimile by the cut‑off time given on the form. Proxyholders named on a signed form of proxy will be entitled to vote at the Meeting upon presentation of the form of proxy and following the steps described above to register with Computershare. No person will be entitled to vote at the Meeting by presenting a voting instruction form.

Alternatively, any shareholder may use the Internet to appoint a proxyholder. To use this option, access the website address printed on the voting instruction form or form of proxy and follow the instructions set out on the website. Refer to the control number or holder account number and proxy access number printed on the voting instruction form or form of proxy when required to enter these numbers.

Revocation of Voting Instructions or Proxies

In addition to any other manner permitted by law, a registered shareholder may revoke a proxy before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to either (i) the attention of the Chief Financial Officer of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment thereof. Shareholders who have followed the process for attending and voting at the Meeting online, voting at the Meeting online will revoke a previous proxy. Non-registered holders should contact their intermediary to find out how to change or revoke their voting instructions and the timing requirements.

Voting of Proxies

The persons named in the enclosed form of proxy will vote, or withhold from voting, the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted for the stock option plan renewal, the stock option plan amendments, the election of directors, the appointment of the auditor and the authorization of the board to fix the auditor’s remuneration. The enclosed form of proxy confers discretionary authority upon the persons named therein to exercise their judgement and to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the management of the Company knows of no such amendments or variations or of any other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

Shareholders registered on the books of the Company (or their respective proxies) at the close of business on May 3, 2021 (the “Record Date”) are entitled to vote at the Meeting. As of the Record Date, the Company had outstanding 109,527,690 common shares (“Common Shares”), each carrying the right to one vote per share.

As at May 3, 2021, to the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over greater than 10% of the Common Shares of the Company.

BUSINESS OF THE MEETING

1.	Financial Statements

The directors will place before the Meeting the financial statements for the year ended December 31, 2020 together with the auditors’ report thereon. The financial statements will have already been mailed to shareholders that have requested them and are also available on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or through the U.S. Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov and on the Company’s website at www.titanmedicalinc.com. No vote by shareholders with respect to the financial statements is required or proposed to be taken.

2.	Election of Directors

Paul Cataford, David McNally, Anthony J. Giovinazzo, Cary G. Vance, Heather L. Knight and Cathy Steiner are being nominated for (re) election at the Meeting. All directors are elected annually. Unless such authority is withheld, the person named in the enclosed form of proxy intends to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his office is earlier vacated in accordance with the by-laws of the Company.

Majority Voting Policy

The Board of Directors has adopted a majority voting policy to the effect that if a director nominee in an uncontested election receives a greater number of votes “withheld” than votes “for”, he or she must immediately tender his or her resignation to the Board of Directors. The Corporate Governance and Nominating Committee will consider the director’s offer to resign and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors shall accept the resignation unless there are exceptional circumstances, and the resignation will be effective when accepted by the Board of Directors. The Board of Directors shall make its final determination within 90 days after the date of the shareholder meeting and promptly announce that decision (including, if applicable, the exceptional circumstances for rejecting the resignation) in a news release. A director who tenders his or her resignation pursuant to the majority voting policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Nominating Committee at which the resignation is considered. The majority voting policy does not apply to the election of directors at contested meetings; that is, where the number of directors nominated for election is greater than the number of seats available on the Board of Directors.

Advance Notice Requirement for Director Nominations

On March 20, 2015, the Board of Directors approved an amendment to By-Law No. 1 of the Company (the “By-Law Amendment”) to add an advance notice requirement in circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company other than pursuant to: (a) a requisition to call a shareholders meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the “Act”); or (b) a shareholder proposal made pursuant to the provisions of the Act; (the “Advance Notice Requirement”).  The By-Law Amendment was approved by our shareholders at our 2015 Annual Meeting. The By-Law Amendment provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary. To be timely, a shareholder’s notice must be received (1) in the case of an annual meeting of shareholders, not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 40 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be made not later than the close of business on the 10th day following the date of such public announcement; and (2) in the case of a special meeting of shareholders (which is not also an annual meeting), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. Our advance notice by-law also prescribes the proper written form for a shareholder’s notice.  Our Board of Directors may, at its sole discretion, waive any requirement under these provisions.

Nominees for Election as Directors

The following tables set out the names of all the persons proposed to be nominated for election as directors, their principal occupation, the date on which each became a director of the Company and the number of Common Shares of the Company (and securities convertible or exercisable for Common Shares) beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the Record Date, as well as information concerning committee membership and attendance.

Paul Cataford Calgary, Alberta, Canada

Paul Cataford, ICD.D, MBA, B.Sc. (Engineering) is the CEO and co-founder of Zephyr Sleep Technologies Inc., a medical device company specializing in the treatment of diagnoses of sleep-disordered breathing with headquarters in Calgary, Alberta and has held this position since 2010.  Prior to Zephyr, Mr. Cataford was the President and CEO of University Technologies International, University of Calgary’s technology transfer and early-stage company incubator from 2004-2009. Mr. Cataford has also served as an independent corporate director on a number of public boards of directors at companies listed on the TSX, TSX-V and Nasdaq, including:  Sierra Wireless Inc., Trakopolis IoT Corp., SemiBioSys Genetics Inc. and AGJunction Inc. Mr. Cataford has a Bachelor of Science degree in Mechanical Engineering from Queen’s University, an MBA specializing in Finance from Schulich School of Business at York University, and is a graduate of the Directors College, Rotman School of Business at the University of Toronto.

Board / Committee Membership	Attendance[1]	Principal Occupation		Director Since
Board	5/5	100%	Chief Executive Officer of Zephyr Sleep Technologies Inc.	September 30, 2020
Audit Committee	2/2	100%
Compensation Committee	1/1	100%
Governance and Nominating Committee	1/1	100%
Overall attendance	9/9	100%
Skills and Qualifications
• Executive Leadership • Public Company Governance • Accounting and Finance			• Health Canada and US FDA approved medical devices • North American Capital Markets • Strategy development and implementation
Securities Held
Common Shares (#)		Options (#)	RSUs (#)	DSUs (#)
As of the Record Date	0	0	51,282	0

1 Meeting attendance is reflective of the meetings attended after being elected to the Board of Directors on September 30, 2020.

Anthony J. Giovinazzo Toronto, Ontario, Canada
Mr. Giovinazzo serves as a director on the board of Microbix Biosystems Inc., a global player in the development and commercialization of diagnostic materials, antigens for immunoassays and quality assessment products. Mr. Giovinazzo is a co-inventor of the FDA approved drug KYNMOBI™ (apomorphine HCI) sublingual film, developed by Cynapsus Therapeutics Inc. (a TSX and Nasdaq listed company), where from November 2009 to March 2017 he served as CEO and director when the company was acquired in an all-cash transaction with Sunovion Pharmaceuticals Inc. for CAD $841 million. In 2017, Mr. Giovinazzo was chosen as the inaugural recipient of the Bloom Burton Award as judged by a panel of leading industry experts. Mr. Giovinazzo has a Chartered Director (C.Dir.) and Audit Committee Certification (ACC) from The Directors College and the DeGroote School of Business at McMaster University. Mr. Giovinazzo received a Bachelor of Arts degree in Economics from McMaster University and an MBA from IMD Geneva, Switzerland, along with a completing the Harvard Business School Executive Program in Leadership and Strategy in Pharmaceuticals and Biotech, and obtaining a Graduate Certificate Studies in Canadian Law (Taxation) from Osgoode Hall Law School at York University. He was also a business advisory board member of the National Research Council of Canada’s Genomics funding program, for two terms from 2007 to 2012.

Board / Committee Membership	Attendance[2]	Principal Occupation		Director Since
Board	5/5	100%	Independent Corporate Director	September 30, 2020
Audit Committee	2/2	100%
Compensation Committee	1/1	100%
Governance and Nominating Committee	1/1	100%
Overall attendance	9/9	100%
Skills and Qualifications
• Executive Leadership • Public Company Governance • Accounting and Finance			• Life Sciences: Leadership, operational management and commercialization • International Capital Markets • International Business and Strategic Transactions
Securities Held
Common Shares (#)		Options (#)	RSUs (#)	DSUs (#)
As of the Record Date	12,000	0	42,735	0

2 Meeting attendance is reflective of the meetings attended after being elected to the Board of Directors on September 30, 2020.

David McNally Salt Lake City, Utah, USA
Mr. McNally is the President and Chief Executive Officer of the Company, joining Titan in 2017 after founding Domain Surgical, Inc. in 2009, where he served as President, CEO and Chairman of the Board until 2016 when Domain was merged with OmniGuide Holdings, Inc. In addition to Domain Surgical, Mr. McNally has co-founded and lead other medical device companies that commercialized best-in-class surgical, life and organ support, diagnostic and home-care capital equipment, and disposables, including co-founding ZEVEX International Inc., which was acquired by MOOG Inc. in 2007. Mr. McNally earned an MBA from the University of Utah, holds a Bachelor of Science degree in Mechanical Engineering from Lafayette College, Easton, PA and is the co-inventor of more than 40 U.S. and international patents associated with robotic surgical systems, ferromagnetic surgical devices and systems, electromagnetic and ultrasonic sensors, and medical fluid delivery systems.

Board / Committee Membership	Attendance[3]	Principal Occupation		Director Since
Board	19/19	100%	President and Chief Executive Officer of Titan Medical Inc.	January 1, 2017
Overall attendance	19/19	100%
Skills and Qualifications
• Executive Leadership • Advanced Technology • Regulatory Affairs			• Medical Device Product Development • Global Product Commercialization • Capital Markets
Securities Held
Common Shares (#)		Options (#)	RSUs (#)	DSUs (#)
As of the Record Date	4,167	1,332,536	600,000	0

3 Meeting attendance is reflective of the meetings attended from January 1, 2020 through December 31, 2020.

Cary G. Vance Salt Lake City, Utah, USA
Mr. Vance was most recently President and CEO of Xcath Incorporated and is currently Principal at Vance Consulting Group, LLC. He also serves on the Advanced Medical Technology Association (AdvaMed) Accel Board of Directors, the division within AdvaMed dedicated to the needs of smaller medical technology manufacturers. Mr. Vance previously served as President and CEO of OptiScan Biomedical from May 2018 to June 2020. From 2017 to 2018, he served as President and CEO of Myoscience Incorporated and from 2014 to 2016, he served as President and CEO of Hansen Medical, where he led a turnaround effort that resulted in the successful sale of the company. Prior to Hansen, Mr. Vance served in various global executive leadership roles including as President of the Anesthesia & Respiratory global business and as Executive Vice President North America of Teleflex Incorporated; Vice President & General Manager of Interventional Oncology – Americas and Vice President & General Manager for energy-based devices at Covidien LP; and in a series of roles with progressive responsibility to an executive level leading a $1B business at GE Healthcare. Mr. Vance is Lean/Six Sigma Black Belt certified and holds a Bachelor of Arts in Economics and an MBA from Marquette University.

Board / Committee Membership	Attendance[4]	Principal Occupation		Director Since
Board	5/5	100%	Independent Corporate Director	September 30, 2020
Audit Committee	2/2	100%
Compensation Committee	1/1	100%
Governance and Nominating Committee	1/1	100%
Overall Attendance	9/9	100%
Skills and Qualifications
• Executive Leadership • Strategic Business Development • Change Acceleration			• Capital Markets • Operational/Financial Excellence • Medical Technology (robotics) Leadership
Securities Held
Common Shares (#)		Options (#)	RSUs (#)	DSUs (#)
As of the Record Date	15,000	0	42,735	0

4 Meeting attendance is reflective of the meetings attended after being elected to the Board of Directors on September 30, 2020.

Heather L. Knight Chicago, Illinois, USA
Ms. Knight is U.S. Region Vice President and General Manager for Baxter Healthcare’s Hospital Products and is responsible for U.S. commercialization including sales, national accounts, marketing, commercial operations and business integration. Ms. Knight previously served as Global President of Sofradim/France and Vice President and General Manager for Surgical Innovations, MITG at Medtronic where she led all portfolio, strategy and growth initiatives for the global business, including commercialization in all regions across the globe. Ms. Knight is very active in volunteerism, diversity and inclusion and currently serves as the executive sponsor of the Baxter Black Alliance, a business resource group that serves as a business partner to help save and sustain lives in the Black patient community, and to support the recruitment, engagement and advancement of Baxter’s Black talent. She also serves as a member of Baxter’s Global Inclusion Council and previously served as co-chair of the Medtronic Women’s Network Executive Committee. She has been named as a 2021 Healthcare Businesswomen’s Association (HBA) Luminary. Ms. Knight holds a Bachelor of Science in Biological Sciences from the State University of New York and completed the Executive Sales Strategy and Management program at the University of Chicago, Booth School of Management. She is presently enrolled in the Harvard Business School Advanced Management Executive Program.

Board / Committee Membership	Attendance[5]	Principal Occupation		Director Since
Board	-	-	U.S. Region Vice President and General Manager for Baxter Healthcare’s Hospital Products	May 13, 2021
Overall attendance	-	-
Skills and Qualifications
• Executive Leadership • Commercial Excellence • International Business			• Health Sciences • Advanced Technology
Securities Held
Common Shares (#)		Options (#)	RSUs (#)	DSUs (#)
As of the Record Date	0	0	0	0

5 No meeting attendance in 2020 since not a member of the Board of Directors in 2020.

Cathy Steiner Toronto, Ontario, Canada
Ms. Steiner is a Principal of Origin Merchant Partners having over 20 years of experience as an investment banker, capital markets advisor, and CFO, working closely with healthcare and growth companies on successful financings and strategic transactions. Ms. Steiner was previously CFO for technology companies through capital raising and M&A transactions. For over a decade prior to that, Ms. Steiner was Managing Director for Nucleus GC, a boutique healthcare advisory firm working with numerous clients on financings and strategic transactions, as well as product development, commercialization, positioning and launch. For nearly ten years prior to that, Ms. Steiner led Healthcare Investment Banking for CIBC World Markets and Yorkton Securities. Ms. Steiner has significant experience in dealings with public and private healthcare companies  at all stages of development, and across all subsectors including pharmaceutical, medical device, healthcare information technology, drug development and healthcare services. Ms. Steiner holds an MBA from the Schulich School of Business at York University and a MSc in Immunology from McMaster University. She has a CPA, CA designation, earned while working at Deloitte, and has contributed to her field as a volunteer advisor for the healthcare practice at MaRS Discovery District in Toronto and as an occasional lecturer for the Chartered Professional Accountants of Ontario.

Board / Committee Membership	Attendance[6]	Principal Occupation		Director Since
Board	-	-	Principal of Origin Merchant Partners	-
Overall attendance	-	-
Skills and Qualifications
• Executive Leadership • Accounting and Finance			• Health Sciences • Capital Markets
Securities Held
Common Shares (#)		Options (#)	RSUs (#)	DSUs (#)
As of the Record Date	0	0	0	0

6 No meeting attendance in 2020 since not a member of the Board of Directors in 2020.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the persons nominated for election as directors at the Meeting: (a) is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the person.

Notwithstanding the foregoing, (i) Cary G. Vance, a nominee for election as director of the Company at the Meeting, served as President and Chief Executive Officer of OptiScan Biomedical Corporation (“OptiScan”) from May 2018 to June 2020, and during his service in those capacities, on June 2, 2020, OptiScan filed a petition in the United States Bankruptcy Court for the District of Delaware seeking relief under chapter 11 of the United States Bankruptcy Code; and (ii) Anthony J. Giovinazzo, a nominee for election as director of the Company at the Meeting, served as Executive Chairman of Sublimity Therapeutics Limited and Sublimity Therapeutics Holdco Limited (together, “Sublimity Therapeutics”) from May 2018 to April 2021, and during his service in that capacity, on April 19, 2021, Sublimity Therapeutics was placed into creditors’ voluntary liquidation under the Companies Act 2014 of Ireland.

To the knowledge of the Company, none of the persons nominated for election as directors at the Meeting, nor any personal holding company thereof owned or controlled by them: (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Interest of Management and Others in Material Transactions

No proposed director of the Company or informed person, or any associate or affiliate of a proposed director of the Company or informed person has any material interest, direct or indirect, in any transaction in which the Company has participated since the commencement of the Company’s most recently completed financial year, or in any proposed transaction which has materially affected or will materially affect the Company.

3.	Appointment and Remuneration of Auditors

Unless such authority is withheld, the persons named in the enclosed instrument of proxy intend to vote for the re-appointment of BDO Canada LLP of Toronto, Ontario, as auditors of the Company to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. BDO Canada LLP were first appointed auditors of the Company on December 13, 2010.

4.	Stock Option Plan Renewal

The directors of the Company wish to have shareholders approve the renewal of its stock option plan (the “Option Plan”) pursuant to which the Company may grant stock options to directors, officers, employees, and service providers of the Company or any of its affiliates. Full details of the Option Plan can be found in this Circular under “Compensation Plan Descriptions”.

The rules of the Toronto Stock Exchange (the “TSX”) provide that every three years after the institution of a security-based compensation arrangement, all unallocated options, rights or other entitlements under such arrangement that does not have a fixed maximum number of securities issuable thereunder, must be approved by a majority of the issuer’s directors and by a majority of the issuer’s shareholders.

If shareholders approve the renewal of the Option Plan at the Meeting, the Company will not be required to seek further approval of the grant of unallocated awards under the Option Plan until the Company’s 2024 annual shareholders’ meeting (provided that such meeting is held on or prior to June 9, 2024). If approval is not obtained at the Meeting, stock options which have not been allocated as of June 9, 2021 and stock options which are outstanding as of June 9, 2021 and are subsequently cancelled, terminated or exercised will not be available for a new grant of awards. Previously allocated awards will continue to be unaffected by the approval or disapproval of the resolution.

As of the Record Date, there were (i) 4,575,021 stock options outstanding, exercisable for 4% of the Company’s issued and outstanding Common Shares, and (ii) 10,326,272 awards available for grant under the Company’s Compensation Plans, exercisable for 9% of the Company’s issued and outstanding Common Shares.

Shareholders, other than insiders of the Company that will benefit from the Option Plan, will be asked at the Meeting to consider and, if deemed advisable, to pass the following ordinary resolution, with or without variation, as follows (the “Option Plan Resolution”):

“RESOLVED THAT:

1.
all currently available and unallocated options issuable pursuant to the Option Plan be and are hereby approved and authorized for grant until June 9, 2024, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought;

2.
the Company shall have the ability to continue granting options under the Option Plan up to a limit under the Option Plan and all other security-based compensation arrangements of 15% of the issued and outstanding common shares on a rolling basis until June 9, 2024; an

3.
any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such director or officer, in such director’s or officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution.”

The Board recommends that the shareholders vote FOR the foregoing resolution approving the renewal of the Option Plan.

The Board has unanimously concluded that approval of the Option Plan is in the best interest of the Company and recommends that Shareholders vote IN FAVOUR of the Option Plan Resolution. In the absence of a contrary instruction, the person(s) designated by management of the Company in the form of proxy intend to vote FOR the Option Plan Resolution.

5.	Stock Option Plan Amendment

Description of the Stock Option Plan Amendments

On July 15, 2020, the Board of Directors approved certain amendments to the Option Plan to allow the award of incentive stock options (referred to herein as “ISOs”) that are qualified under section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”), subject to shareholder approval of the amended Option Plan (the “ISO Amendments”). Shareholder approval will be sought at the Meeting in order to ensure compliance with United States federal income tax laws. At the Company’s September 30, 2020 annual and special meeting of Shareholders, the Company asked Shareholders to consider amendments to the Option Plan that included ISO related changes that were similar to the ISO Amendments (the “2020 ISO Amendments”). Shareholders voted against the 2020 ISO Amendments.

The ISO Amendments will permit the award of stock options to U.S. taxpayers that can be either non-qualified stock options that do not meet the requirements of Code Section 422 (“NQSOs”) or ISOs. ISOs allow more favorable U.S. federal income tax treatment, in some circumstances, for participants in the Option Plan who are subject to United States federal income tax; however the Company may not be entitled to a compensation expense deduction when ISOs are exercised for purposes of United States corporate income taxes. The Option Plan does not require that stock options awarded to United States participants in the Option Plan be ISOs; the Company has discretion to award either ISOs or nonqualified stock options. Subject to adjustment under the Option Plan and to certain provisions of the Code, the maximum number of Common Shares available for issuance pursuant to options granted as ISOs is 10,164,544.

For purposes of granting ISOs, United States federal income tax laws require that the Company’s shareholders approve the amendment to the Option Plan within 12 months before or after the date the amendment to the Option Plan was adopted by the Board, in accordance with the applicable provisions of the Company’s governing documents and Ontario law prescribing the method and degree of shareholder approval required for the issuance of shares of the Company. Accordingly, shareholder approval must be obtained by a majority of the votes cast at a duly held meeting of shareholders at which a quorum is, either in person or by proxy, present and voting on the Option Plan, excluding the votes of securities held directly or indirectly by insiders of the Company benefiting directly or indirectly from the proposed amendment or who are entitled to receive a benefit directly or indirectly under the Option Plan. The ISO Amendments to the Option Plan are being made in accordance with the terms of the Option Plan and do not require TSX approval.

Accordingly, Shareholders will be asked at the Meeting to pass a resolution approving the amendment and restatement of the Option Plan, the full text of which is set out in Schedule “B” to this Circular.

Shareholders, other than insiders of the Company that will benefit from the Option Plan, will be asked at the Meeting to consider and, if deemed advisable, to pass the following resolution (the “Option Plan Amendment Resolution”) relating to such amendments:

“RESOLVED THAT:

1.
the amendments to the Company’s stock option plan, amended and restated as of May 9, 2021 (the “Option Plan”), to permit the Company to designate up to a maximum of 10,164,544 options to be incentive stock options (as defined in the United States Internal Revenue Code) are hereby approved as set forth in the form of the amended and restated stock option plan annexed to the Company’s proxy circulated dated May 13, 2021;

2.
all options outstanding under the Stock Option Plan or any previous form of stock option plan shall remain valid and outstanding and they shall be governed by the Option Plan (as amended hereunder); and

3.
any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such director or officer, in such director’s or officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution.”

The Board recommends that the shareholders vote FOR the foregoing resolution ratifying, confirming and approving the amendments to the Option Plan.

In the event the Option Plan Amendment Resolution is not passed by the requisite number of votes cast at the Meeting, no stock options granted under the Plan will qualify as ISOs, and for United States federal income tax purposes all stock options awarded will be non-qualified stock options.

The Board has unanimously concluded that approval of the amended Plan is in the best interest of the Company and recommends that Shareholders vote FOR the Option Plan Amendment Resolution. In the absence of a contrary instruction, the person(s) designated by management of the Company in the form of proxy intend to vote FOR the Option Plan Amendment Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

The Company had five Named Executive Officers in 2020, being:

1)	David McNally, President and Chief Executive Officer
2)	Stephen Randall, Chief Financial Officer and Secretary (until September 30, 2020)
3)	Monique L. Delorme, Chief Financial Officer (from September 30, 2020 to present)
4)	Perry Genova, Ph.D., Senior Vice President, Research and Development, and
5)	Jasminder Brar, Vice President, Legal, IP and Strategic Initiatives, General Counsel
(collectively, the “Named Executive Officers” or “NEO”).

Compensation Discussion and Analysis

The Board of Directors is responsible for evaluating compensation for the President and Chief Executive Officer and reviewing his salary and any bonus on an annual basis. The President and Chief Executive Officer is responsible for evaluating and reviewing the salaries and bonuses of all other employees and consultants of the Company. While the Board of Directors of the Company has not adopted a written policy concerning the compensation of Named Executive Officers, it has developed a consistent approach and philosophy relating to compensation. The overriding principles in the determination of executive compensation are the need to provide total compensation packages that will attract and retain qualified and experienced executives, reward the executives for their contribution to the overall success of the Company and integrate the longer-term interests of the executives with the investment objectives of the Company’s shareholders.

As noted in the previous paragraph, the Company had five Named Executive Officers and places primary importance on the talent of these employees to manage and grow the Company. Based on the size of the Company and its relatively small number of employees, the Company’s executives are required to be multi-disciplined, self-reliant and highly experienced. In determining specific compensation amounts for the executive officers, the Board of Directors considers factors such as experience, individual performance, length of service, role in achieving corporate objectives, positive research and development results, stock price and compensation compared to other employment opportunities for executives.

The Company is an early-stage company engaged in the design and development of surgical technologies for robotic single access surgery. As the Company is largely in the product development stage, it cannot rely on revenues from its operations alone to finance its activities and advance its goals. Consequently, the Company looks to raising the requisite capital to finance such activities through equity financings, which are influenced by the financial market’s assessment of the Company’s overall enterprise value and its prospects. These in turn are influenced, to a great extent, by the results of its research and development activities and progress in commercializing robotic surgical technologies. The contribution that the President and Chief Executive Officer makes to this endeavour, on a subjective analysis by the Compensation Committee and the Board of Directors at the end of each fiscal year, is the primary factor in determining aggregate compensation. In considering such contribution, the Board of Directors considers various factors, including, among other things, (i) the ongoing and progressive development of the Company’s robotic surgical technologies; (ii) the identification and attainment of appropriate milestones that adequately reflect the ongoing development of the Company’s robotic surgical technologies, (iii) the formation and development of key partnerships with leading academic and research organizations through which the Company’s products can be tested, and (iv) the recruitment, management and retention of qualified technical and other personnel, among other things.

Compensation for Named Executive Officers consists of base salary, cash bonuses, equity-based compensation, namely stock options and RSUs (as defined below under Compensation Plan Descriptions). In establishing compensation, the Company attempts to pay competitively in the aggregate as well as deliver an appropriate balance between annual compensation (base salary and cash bonuses) and equity-based compensation (stock options and RSUs).

The role of the Compensation Committee in recommending to the Board the compensation for Named Executive Officers is described under “Compensation Committee”.

The decisions in respect of each individual compensation element are taken into account in determining each of the other compensation elements to ensure a Named Executive Officer’s overall compensation is consistent with the objectives of the compensation program while considering that not all objectives are applicable to each Named Executive Officer.

In 2017, the Compensation Committee retained Hugessen Consulting Inc. (“Hugessen”) to serve as the Committee’s independent compensation consultant. Hugessen provided independent advice to the Compensation Committee with respect to executive and director compensation and relative governance matters. In addition, the Compensation Committee previously retained the services of executive compensation consultants Pearl Meyer & Partners, LLC (“Pearl Meyer”) to provide additional independent advice to the Compensation Committee with regard to compensation. In 2020, the Compensation Committee retained Aon Consulting, Inc., through its Rewards Solution subdivision (“Aon”), to serve as the Committee’s independent compensation consultant, replacing both Hugessen and Pearl Meyer. Neither Hugessen nor Pearl Meyer provided any services to the Compensation Committee in 2020. In December 2020, Aon commenced a review and benchmarking of executive and non-employee director compensation, including:

• Performing a high-level review of executive and director compensation levels and design

• Providing input on the topics of equity compensation and peer group design; and

• Providing additional input and advice to the Compensation Committee, as requested.

The table below outlines fees paid to Aon, Pearl Meyer and Hugessen in 2020 and 2019:

	2020 Fees[7]	2019 Fees
Executive Compensation Related Fees:
Aon	-	-
Hugessen	-	$8,123
Pearl Meyer	3,325	25,925
Subtotal	3,325	34,048
All Other Fees:
Aon	-	-
Hugessen	-	2,936
Pearl Meyer	-	-
Subtotal	3,325	2,936
Total	$3,325	$36,984

_______________________________
7 While Aon was engaged by the corporation in December 2020, no fees were incurred until 2021.

The Compensation Committee did not follow a formal practice to consider the implications of the risks associated with the Company’s compensation policies and practices in 2020.

The Company has established the Option Plan for officers, directors, employees and service providers of the Company, prepared in compliance with the requirements of the TSX and Nasdaq, which is administered by the Board of Directors. The purpose of the Option Plan is to advance the interests of the Company by closely aligning the participants’ personal interests with those of the Company’s shareholders generally. Subject to the provisions of the Option Plan, the Board of Directors determines and designates from time to time the optionees to whom stock options are to be granted, the number of Common Shares to be optioned and the other terms and conditions of the stock option grant. The Board of Directors considers factors such as individual performance, the significance of individual contribution to the success of the Company, experience, and length of service in determining the amounts of options awarded.

In addition, the Company has a Share Unit Plan (“SU Plan”) and Deferred Share Unit Plan (“DSU Plan”) which provides additional flexibility to reward key employees for their service time and performance and directors of the Company for their service, while ensuring that the interests of such key employees and directors continue to be aligned with the interests of the Company’s shareholders. No units were issued under the SU Plan or DSU Plan in 2020.

Compensation Committee

The awarding of annual bonus and option-based awards is subject to the discretion of the Compensation Committee and Board of Directors, exercised annually, as more fully described herein, and is at risk and not subject to any minimum amount. Furthermore, if the Compensation Committee determines that the compensation of the Company for certain executives and other personnel, including option-based awards, is low compared to comparable companies, the Compensation Committee may determine to grant option-based awards to assist the Company in retaining and attracting key executive talent and to further align the compensation of the executive officers and other key employees with long-term interests of shareholders. The Compensation Committee and the Board of Directors also have the discretion to adjust the weightings assigned to objectives for executives, including the President and Chief Executive Officer, and award a higher or lower annual incentive value to one or more executive officers than achievement of applicable corporate objectives might otherwise suggest, based on their assessment of the challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking, or other factors such as rewarding individual performance or recognizing the ability (or inability) of the Company to achieve its goals and strategic objectives and create shareholder value. In exercising its discretion, the Compensation Committee and Board of Directors may also consider, among other factors, risk management and regulatory compliance, the performance of executive officers in managing risk and whether payment of the incentive compensation might present or give rise to material risks to the Company or otherwise affect the risks faced by the Company and the management of those risks.

In assessing the general competitiveness of the compensation of the Company’s Named Executive Officers, the Compensation Committee considers base salary, total cash compensation and total direct compensation (including the value of long-term incentives such as equity-based awards) relative to a comparator group of publicly listed companies and reviews benchmark data composed of the group’s executive compensation data for matching positions. The peer group of over one hundred companies includes the following companies with similar business profiles:

Compensation Peer Group
Agenus Inc. Aravive, Inc. Celsion Corporation Clearside Biomedical, Inc. Curis, Inc. Ekso Bionics Holdings Inc.	Helius Medical Technologies, Inc. IVERIC Bio, Inc. Kodiak Sciences Inc. Precision BioSciences, Inc. Regulus Therapeutics Inc. Voyager Therapeutics, Inc.

In addition to advice obtained from compensation consultants, the Compensation Committee undertakes its own assessment of the competitiveness of the Company’s compensation and incentive programs, based on information obtained from such consultants and other information that may be available to the Compensation Committee. Decisions as to compensation are made by the Compensation Committee and the Board of Directors and may reflect factors and considerations other than the information and, if applicable, recommendations provided by compensation consultants.

If elected at the Meeting, the Compensation Committee shall consist of Paul Cataford, Anthony Giovinazzo and Cary Vance, each of whom are independent. These individuals have served previously on the Compensation Committee and have the necessary background and experience, including at the board and executive level, to enable the Compensation Committee to make decisions on the suitability of the Company’s compensation practices.

Performance Graph

The Common Shares of the Company are listed on the TSX and Nasdaq. The following graph illustrates the Company’s cumulative shareholder return over the five most recently completed financial years, as measured by the closing price on the TSX of the Common Shares at the end of the financial years ended December 31, 2015, 2016, 2017, 2018, 2019 and 2020 assuming an initial investment of CDN $100 on December 31, 2015, compared to the closing price of the S&P/TSX Composite Index over the same period. All amounts in the following graph and table are in Canadian dollars and are after giving retroactive adjustment for the 1:30 consolidation of the Common Shares that occurred in June 2018.

The following table shows the value of CDN $100 invested in Common Shares on December 31, 2015 compared to CDN $100 invested in the S&P/TSX Composite Index:

	As at December 31,
	2015	2016	2017	2018	2019	2020
Titan Medical Inc.	$ 100.00	$ 30.77	$ 36.54	$ 5.42	$ 2.08	$ 6.96
S&P/TSX Composite Index	$ 100.00	$ 117.51	$ 124.59	$ 110.09	$ 131.16	$ 134.00

The compensation paid by the Company to its Named Executive Officers in 2020 was not based in whole or in part on the trading price of the Common Shares in 2020 and does not compare to the trends in such trading price or the above market indices.

Summary Compensation Table

The following table and the notes thereto set forth information concerning annual total compensation for each Named Executive Officer in 2020, in respect of the fiscal years ended December 31, 2020, 2019, and 2018. All amounts in the table below and the notes thereunder are stated in Titan’s functional and presentation currency, which is U.S. dollars. Canadian employees are compensated in Canadian dollars. For reporting purposes, the Canadian dollar amount is translated to U.S. dollars using the year end exchange rate, as quoted by the Bank of Canada, on December 31 of each year.

Name and principal position	Year Ended Dec. 31	Salary (US$)	Share- based Awards (US$)	Option- based Awards(1) (US$)	Non-equity Incentive Plan Compensation ($)		Pension Value (US$)	All Other Compensation(2) (US$)	Total Compensation (US$)
					Annual Incentive Plans	Long- term Incentive Plans
David McNally President and Chief Executive Officer	2020	342,500	-	-	-	-	-	-	342,500
	2019	330,000	-	-	-	-	-	165,000	495,000
	2018	330,000	-	409,334	-	-	-	150,000	889,334
Stephen Randall Chief Financial Officer	2020	226,810	-	-	-	-	-	-	226,810
	2019	209,729	-	-	-	-	-	103,475	313,204
	2018	199,646	-	270,340	-	-	-	95,070	565,056
Monique L. Delorme Chief Financial Officer	2020	181,472	-	96,220	-	-	-	-	277,692
	2019	72,465	-	35,607	-	-	-	-	108,072
	2018	-	-	-	-	-	-	-	-
Perry Genova Senior Vice President Research and Development	2020	264,583	-	962,200	-	-	-	68,750	1,295,533
	2019	250,000	-	-	-	-	-	125,000	375,000
	2018	250,000	-	310,099	-	-	-	112,500	672,599
Jasminder Brar Vice President, Legal, IP and Strategic Initiatives, General Counsel	2020	203,190	-	240,550	-	-	-	-	443,740
	2019	129,883	-	-	-	-	-	37,429	167,312
	2018	133,011	-	81,818	-	-	-	31,669	246,498

Notes:
1.
The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model using assumptions based on expected life, risk free rate, expected dividend yield and expected volatility.

2.	Represents cash bonus paid in the year for performance in the prior calendar year.

Outstanding share-based awards and option-based awards

The following table shows all awards granted to Named Executive Officers and outstanding on December 31, 2020.

Name	Option based Awards					Share based Awards
	Number of securities underlying unexercised options (#)	Option Exercise Price(1) (CDN$)	Option Exercise Price (US$)	Option Expiration Date (DD-M-YY)	Value of unexercised in- the- money options (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)	Market or payout value of vested share-based awards not paid out or distributed (US$)
David McNally	277,519	4.54	-	17-Jan24	-	-	-	-
	55,018	4.54	-	19-Jan-25	-	-	-	-
Stephen Randall	17,589	4.54	-	24-Aug-21	-	-	-	-
	36,336	4.54	-	19-Jan-25	-	-	-	-
Monique L. Delorme	100,000	4.54	-	26-Jun-26	-	-	-	-
	100,000	-	0.962	30-Jul-27	-	-	-	-
Perry Genova	16,667	4.54	-	7-Feb-24	-	-	-	-
	33,333	4.54	-	17-Apr-24	-	-	-	-
	41,680	4.54	-	19-Jan-25	-	-	-	-
	1,000,000	-	0.962	30-Jul-27	-	-	-	-
Jasminder Brar	17,589	4.54	-	24-Aug-21	-	-	-	-
	22,978	4.54	-	19-Jan-25	-	-	-	-
	250,000	-	0.962	30-Jul-27	-	-	-	-

The following table shows the value from incentive plans vested by Named Executive Officers under the Company’s incentive plans and the annual incentive bonus payout during the financial year ended December 31, 2020 for performance in the prior calendar year.

Name	Option-based awards – Value vested during the year (US$)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
David McNally	-	-	-
Stephen Randall	-	-	-
Monique L. Delorme	-	-	-
Perry Genova	-	-	68,750
Jasminder Brar	-	-	-

Securities Authorized for Issuance Under Equity Compensation Plan

The following table sets forth certain information as of December 31, 2020 with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Denominated in:	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted–average exercise price of outstanding options, warrants and rights	Number of securities remaining for future issuance under equity compensation plan
Equity compensation plan approved by security holders	CDN dollar	833,965	5.10
	US dollar	2,089,805	1.13
Total		2,923,770		9,553,956

Employment Agreements, Termination and Change of Control Benefits

The Company or Titan Medical USA Inc., the Company’s wholly owned Delaware incorporated subsidiary (“Titan USA”), has entered into agreements with David McNally, Monique Delorme, Perry Genova and Jasminder Brar as outlined below.  The Company believes these arrangements help the NEOs maintain continued focus and dedication to their responsibilities in the best interests of Titan.

David McNally, Chief Executive Officer

Effective June 1, 2020, Titan USA entered into a new employment agreement with Mr. McNally.  Mr. McNally’s employment agreement provides for, among other things: a base salary, an annual bonus in aggregate of up to 50% of the base salary (based on achievement of certain goals in respect of the fiscal year mutually agreed upon by Mr. McNally and Titan USA), and stock option and share unit awards, healthcare coverage and annual vacation entitlement. The agreement supersedes Mr. McNally’s prior employment agreement dated January 1, 2017.

Mr. McNally’s employment is terminable at will, that is, at any time, for any reason or no reason, with or without cause.  If Mr. McNally’s employment is terminated by Titan USA without “cause” or by Mr. McNally for “good reason” (as such terms are defined in the employment agreement), he is entitled to: (a) a payment equivalent to twelve (12) months of his base salary and COBRA healthcare premiums, determined as of the date of termination; (b) where such termination occurs prior to the end of the fiscal year, the pro-rata portion (for the fiscal year) of any goal-based bonus in light of the applicable goals shall be calculated in good faith for that fiscal year as if Mr. McNally were going to successfully achieve all of the goals for that fiscal year, provided that the severance conditions stipulated in the employment agreement have been satisfied and all provided that Titan USA has made a good faith determination that Mr. McNally would have met all of the goals in respect of that fiscal year if Mr. McNally had not been terminated or resigned, as the case may be; (c) be relieved of any obligation to comply with the non-solicitation and non-competition provisions of his employment agreement; and (d) Titan USA shall also promptly pay Mr. McNally all other goals-related or other bonus amounts and benefits earned up through the date of termination.

Monique Delorme, Chief Financial Officer

Effective October 1, 2020, the Company entered into a new employment agreement with Ms. Delorme.  Ms. Delorme’s employment agreement provides for, among other things: a base salary, her eligibility to participate in the Company’s annual short-term incentive plan bonus at the sole discretion of the Compensation Committee (based upon the Company’s overall financial and business performance as well as the Company’s assessment of Ms. Delorme’s individual performance, in its sole discretion subject to the Employment Standards Act (Ontario) (the “ESA Ontario”)), and stock option and share unit awards determined by the Board of Directors or the Compensation Committee, healthcare coverage and an annual vacation entitlement.  The agreement supersedes Ms. Delorme’s prior employment agreement dated March 14, 2019.

Ms. Delorme’s employment with the Company may be terminated either by the Company or by Ms. Delorme.  If Ms. Delorme’s employment is terminated by the Company without “cause” or by Ms. Delorme for “good reason” (as such terms are defined in the employment agreement), she is entitled to receive the greater of (i) one month’s notice or pay in lieu of notice (in the Company’s discretion), plus all minimum statutory notice or statutory pay in lieu of notice therefor, and all other amounts required by the ESA Ontario; and (ii) six months of base salary and six months of the Company’s contributions to extended health and dental benefits to Ms. Delorme; and Ms. Delorme will be relieved of any obligation to comply with the non-solicitation provisions of the agreement.

Perry Genova, Ph.D., President and Senior Vice President, Research and Development

Effective June 1, 2020, Titan USA entered into a new employment agreement with Mr. Genova.  Mr. Genova’s employment agreement provides for, among other things: a base salary, an annual bonus in aggregate of up to 50% of the base salary (based on achievement of certain goals in respect of the fiscal year mutually agreed upon by Mr. Genova and Titan USA), and stock option and share unit awards determined by the Board of Directors or the Compensation Committee, healthcare coverage and an annual vacation entitlement. The agreement supersedes Mr. Genova’s prior employment agreement dated February 6, 2017.

Mr. Genova’s employment is terminable at will, that is, at any time, for any reason or no reason, with or without cause.  If Mr. Genova’s employment is terminated by Titan USA without “cause” or by Mr. Genova for “good reason” (as such terms are defined in the employment agreement), he is entitled to: (a) a payment equivalent to six (6) months of his base salary and COBRA healthcare premiums, determined as of the date of termination; (b) where such termination occurs prior to the end of the fiscal year, the pro-rata portion (for the fiscal year) of any goal-based bonus in light of the applicable goals shall be calculated in good faith for that fiscal year as if Mr. Genova were going to successfully achieve all of the goals for that fiscal year, provided that the severance conditions stipulated in the employment agreement have been satisfied and all provided that Titan USA has made a good faith determination that Mr. Genova would have met all of the goals in respect of that fiscal year if Mr. Genova had not been terminated or resigned , as the case may be; (c) be relieved of any obligation to comply with the non-solicitation and non-competition provisions of his employment agreement; and (d) all other goals-related or other bonus amounts and benefits earned up through the date of termination.

Jasminder Brar, Vice President, Legal, IP, Strategic Initiatives and General Counsel

Effective October 1, 2020, the Company entered into a new employment agreement with Mr. Brar.  Mr. Brar’s employment agreement provides for, among other things: a base salary, his eligibility to participate in the Company’s annual short-term incentive plan bonus (based upon the Company’s overall financial and business performance as well as the Company’s assessment of Mr. Brar’s individual performance, in its sole discretion subject to the ESA Ontario and stock option and share unit awards determined by the Board of Directors or the Compensation Committee, healthcare coverage and an annual vacation entitlement.  The agreement supersedes Mr. Brar’s prior employment agreement dated May 18, 2011.

Mr. Brar’s employment with the Company may be terminated either by the Company or by Mr. Brar.  If Mr. Brar’s employment is terminated by the Company without “cause” or by Mr. Brar for “good reason” (as such terms are defined in the employment agreement), he is entitled to the greater of (i) one month’s notice or pay in lieu of notice (in the Company’s discretion), plus all minimum statutory notice or statutory pay in lieu of notice therefor, and all other amounts required by the ESA Ontario; and (ii) six months of base salary and six months of the Company’s contributions to extended health and dental benefits to Mr. Brar; and Mr. Brar will be relieved of any obligation to comply with the non-solicitation provisions of the agreement.

Under the Company’s SU Plan, if the employment of a participant with the Company or with an affiliate of the Company is affected by a Change of Control Termination (as defined in the SU Plan), all unvested awards shall vest immediately upon the Change of Control Termination and the participant shall be entitled to the benefits of such awards as though the vesting date is the date of Change of Control Termination, provided however that the participant shall have the option of exercising his or her rights under the awards at any later date in the calendar year in which the Change of Control Termination occurs, subject to applicable law. For the purposes of this paragraph, all performance criteria with respect to any Performance Share Units shall be deemed to have been met at target on the relevant vesting date.

Under the Company’s Stock Option Plan, if the employment of a participant with the Company or with an affiliate of the Company is affected by an event of a sale by the Company of all or substantially all of its assets or in the event of a change of control (as set forth in the Stock Option Plan) of the Company, the participant shall be entitled to exercise the stock options granted to the participant, either during the term of the respective stock option or within 90 days after the date of the sale or change of control, whichever first occurs.

The table below shows the incremental payments that would have been made to our NEOs under the terms of their employment agreements upon the occurrence of certain events, had they occurred on December 31, 2020.

Name and Principal Position	Event	Severance (US$)	Options (US$)	Share-Based Awards (US$)	Total (US$)
David McNally President and Chief Executive Officer	Termination other than for cause	385,000	-	-	385,000
	Change in Control	-	-	-	385,000
Stephen Randall Chief Financial Officer	Termination other than for cause	-	-	-	-
	Change in Control	-	-	-	-
Monique L. Delorme Chief Financial Officer	Termination other than for cause	88,980	-	-	88,980
	Change in Control	-	74,800	-	74,800
Perry Genova Senior Vice-President Research and Development	Termination other than for cause	150,000	-	-	150,000
	Change in Control	-	748,000	-	748,000
Jasminder Brar Vice President, Legal, IP and Strategic Initiatives, General Counsel	Termination other than for cause	100,000	-	-	100,000
	Change in Control	-	187,000	-	187,000

Indebtedness of Directors and Executive Officers

No director or executive officer of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of them is or was indebted to the Company at any time since the beginning of the last completed financial year of the Company.

Compensation of Directors

The Board of Directors determines the form of payment of the compensation paid to directors. All compensation to directors is paid through the issuance of stock options, RSUs, DSUs and/or cash, at the discretion of the directors, on an annual basis. Directors who are officers of the Company receive no additional remuneration for acting as directors. Mr. McNally is the only director who is also an officer of the Company. The annual retainer for independent directors for the year ended December 31, 2020 is outlined in the below chart:

Board/Committee	Role	Retainer Amount (US$)	Share-Based Retainer Amount (US$)[7]
Board	Member	15,000	100,000
	Lead Independent (additional)	-	20,000
Audit Committee	Member	7,500	-
	Chair (additional)	7,500	-
Corporate Governance and Nominating Committee	Member	4,000	-
	Chair (additional)	4,000	-
Compensation Committee	Member	5,000	-
	Chair (additional)	5,000	-

The table below reflects the participation of each of the independent directors in the respective Committees of the Board as of December 31, 2020:

Name	Committee Memberships
	Audit	Compensation	Corporate Governance and Nominating
Paul Cataford	Chair	Member	Member
Anthony J. Giovinazzo	Member	Member	Chair
Cary G. Vance	Member	Chair	Member

The table below reflects in detail the compensation earned by non-employee directors in the 12-month period ended December 31, 2020.

8 Share-based retainers in the form of RSUs were granted in 2021.

Name	Fees Earned (US$)	Share-based Awards (US$)	Option-based Awards (US$)	Non-equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
John E. Barker(1)	3,825	-	41,820	-	-	-	45,645
Phillip McStotts(2)	8,875	-	10,649	-	-	-	19,524
John Schellhorn(3)	22,000	-	-	-	-	-	22,000
Domenic Serafino(4)	7,753	-	-	-	-	-	7,753
Charles Federico(5)	21,000	-	-	-	-	-	21,000
Stephen Randall(6)	12,255	-	-	-	-	-	12,255
Paul Cataford(7)	20,497	-	-	-	-	-	20,497
Anthony J. Giovinazzo(8)	17,412	-	-	-	-	-	17,412
Cary G. Vance(9)	18,444	-	-	-	-	-	18,444

Notes:
1.	John E. Barker resigned as a director effective September 30, 2020.
2.	Phillip McStotts resigned as a director effective September 30, 2020.
3.	John Schellhorn resigned as a director effective June 4, 2020.
4.	Domenic Serafino resigned as a director effective February 11, 2020.
5.	Charles Federico resigned as Chairman and a director effective June 4, 2020.
6.	Stephen Randall retired as Chief Financial Officer of the Company on September 30, 2020.
7.	Paul Cataford was elected as a director of the Company on September 30, 2020.
8.	Anthony J. Giovinazzo was elected as a director of the Company on September 30, 2020.
9.	Cary G. Vance was elected as a director of the Company on September 30, 2020.

Independent Director Equity Ownership Requirement

On November 12, 2021, the Board of Directors adopted a policy requiring that within two years of election, all independent directors should hold equity in the Company, including Common Shares, RSUs and/or DSUs, with an aggregate value of not less than two times the amount of the annual retainer provided to each of the directors. The aim of the policy is to better align the interests of the independent directors with those of the Company’s shareholders.

Directors’ and Officers’ Liability Insurance

The Company maintains insurance for the benefit of the Company and its directors and officers as a group, against liability in respect of the performance by them of duties of their office. For the period ended December 31, 2020, the aggregate limit of liability was $10,000,000 and the premiums for such directors’ and officers’ insurance was US $683,545. There is a deductible amount on a per loss basis of up to US $250,000 for a claim against the Company. The premium is paid by the Company without distinction as to directors as a group or officers as a group.

Indemnification of Directors and Officers

Under the Business Corporations Act (Ontario), the Company may indemnify a director or officer against all costs, charges and expenses reasonably incurred by them in respect of any civil, criminal or administrative action where (i) the individual has acted honestly and in good faith with a view to the best interests of the Company, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful. Further, pursuant to the Company’s by-laws, the Company is required to indemnify its directors and officers if they satisfy the above-described conditions. Accordingly, as is customary for many public corporations, and in accordance with the Business Corporations Act (Ontario), the Company has entered into indemnity agreements with its directors and officers whereby the Company has agreed, subject to applicable law and provided such director or officer complied with the above-mentioned conditions, to indemnify such individuals against all costs, charges and expenses which they may sustain or incur in third party actions.

Outstanding share-based awards and option-based awards

The following table shows all option-based and share-based awards granted to non-employee directors and outstanding on December 31, 2020.

Name	Option-based Awards					Share-based Awards
	Number of securities underlying unexercised options (#)	Option Exercise Price(CDN$)	Option Exercise Price (US$)	Option Expiration Date (DD-M-YY)	Value of unexercised in-the-money options (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)	Market or payout value of vested share-based awards not paid out or distributed (US$)
Martin C. Bernholtz(1)	5,570	30.00	-	23-Aug-21	-	-	-	-
John E. Barker(2)	5,687 7,674 21,053 25,719 25,765 22,425 27,304	30.00 9.00 3.28 4.54 0.657 1.266 0.96	- - - - - - -	24-Aug-21 06-Jul-25 29-Aug-25 18-Jul-26 28-Jan-27 30-Jul-27 29-Sep-27	- - - - 13,276 22,266 20,558	- - - - - - -	- - - - - - -	- - - - - - -
John Schellhorn(3)	-	-	-	-	-	-	-	-
Domenic Serafino(4)	-	-	-	-	-	-	-	-
Charles Federico(5)	-	-	-	-	-	-	-	-
Stephen Randall(6)	17,589 36,335	4.54 4.54	- -	24-Aug-21 19-Jan-25	- -	- -	- -	- -
Paul Cataford(7)	-	-	-	-	-	-	-	-
Anthony J. Giovinazzo(8)	-	-	-	-	-	-	-	-
Cary G. Vance(9)	-	-	-	-	-	-	-	-
Phillip McStotts(10)	19,568	-	0.73	20-Sep-27	19,568	-	-	-

Notes:

1.	Martin Bernholtz resigned as Chairman and a director effective March 15, 2018.
2.	John E. Barker resigned as a director effective September 30, 2020.
3.	John Schellhorn resigned as a director effective June 4, 2020.
4.	Domenic Serafino resigned as a director effective February 10, 2020.
5.	Charles Federico resigned as Chairman and a director effective June 4, 2020.
6.	Stephen Randall retired as Chief Financial Officer of the Company on September 30, 2020.
7.	Paul Cataford was elected as a director of the Company on September 30, 2020.
8.	Anthony J. Giovinazzo was elected as a director of the Company on September 30, 2020.
9.	Cary G. Vance was elected as a director of the Company on September 30, 2020.
10.	Phillip McStotts resigned as a director effective September 30, 2020.

Incentive Plan Awards – Value Vested or Earned During Fiscal Year Ended December 31, 2020

The following table shows the value from equity-based incentive plans vested or earned by non-employee directors under the Company’s equity-based incentive plans and the annual incentive bonus payout during the financial year ended December 31, 2020.

Name	Option-based awards – Value vested during the year (US$)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
John Barker(1)	56,101	-	-
John Schellhorn(2)	-	-	-
Domenic Serafino(3)	-	-	-
Charles Federico(4)	-	-	-
Stephen Randall(5)	-	-	-
Paul Cataford(6)	-	-	-
Anthony J. Giovinazzo(7)	-	-	-
Cary G. Vance(8)	-	-	-
Phillip McStotts(9)	19,568	-	-

Notes:

1.	John E. Barker resigned as a director effective September 30, 2020.
2.	John Schellhorn resigned as a director effective June 4, 2020.
3.	Domenic Serafino resigned as a director effective February 10, 2020.
4.	Charles Federico resigned as Chairman and a director effective June 4, 2020.
5.	Stephen Randall retired as Chief Financial Officer of the Company on September 30, 2020.
6.	Paul Cataford was elected as a director of the Company on September 30, 2020.
7.	Anthony J. Giovinazzo was elected as a director of the Company on September 30, 2020.
8.	Cary G. Vance was elected as a director of the Company on September 30, 2020.
9.	Phillip McStotts resigned as a director effective September 30, 2020.

Compensation Plan Descriptions

Option Plan

The purpose of the Option Plan is to advance the interests of the Company by closely aligning the participants’ personal interests with those of the Company’s shareholders generally. The following summary is qualified in its entirety by the Option Plan, a copy of which is available on SEDAR.

Terms of the Plan

Directors, officers and employees of the Company, as well as persons or companies engaged by the Company to provide services on a continuous basis for an initial, renewable or extended period of twelve months or more (and may include persons or companies such as consulting researchers, doctors and other consultants), are eligible to be granted options under the Option Plan even if they are not full-time employees of the Company.

Options granted under the Option Plan are granted at the discretion of the Board of Directors and are typically granted in such numbers as reflect the level of responsibility and participation of the particular optionee as determined over the course of the year. The terms of the Option Plan provide that the aggregate number of Common Shares issuable thereunder (and under any other employee stock option plans or other share compensation arrangements) cannot, at the time of the option grant, exceed 15% of the total number of Common Shares issued and outstanding.

The Company adopted a number of amendments to the Option Plan at its annual and special meeting of shareholders held on May 29, 2019. These amendments included: (i) increasing the number of Common Shares that may be reserved under the Option Plan and any other security based compensation arrangements to 15% of the total issued and outstanding Common Shares, from time to time, and (ii) increasing the limitation in the Option Plan that restricts the aggregate number of Common Shares that may be reserved for issuance to insiders of the Company at any time and the number of Common Shares that may be issued to insiders of the Company within any one year period under the Compensation Plans and any other security based compensation arrangements of the Company, to 15% of the Company’s issued and outstanding Common Shares.

On July 15, 2020, the Board of Directors approved certain amendments to the Company’s Option Plan to: (i) permit the award of stock options to employees of Affiliates (as defined in the Securities Act (Ontario)) of the Company, to permit the award of stock options to directors, officers, employees and Service Providers (as defined in the Option Plan) of United States subsidiaries of the Company; and (ii) require that the exercise price of stock options not be less than the greater of (A) the volume weighted average price of the common shares on the TSX (and/or such other stock exchange upon which the Common Shares may become listed) over the period of five days immediately preceding the date of the grant, and (B) the closing price of the common shares on the TSX on the last trading day preceding the date of grant of the stock option.

The aggregate number of Common Shares that may be reserved for issuance to any one participant under the Option Plan or under any other plan of the Company may not exceed 5% of the total number of Common Shares issued and outstanding (calculated on a non-diluted basis) in any 12-month period.

Options issued under the Option Plan may be exercised during a period determined by the Board, which shall not exceed ten years. In addition, notwithstanding the expiration date applicable to any Option, if an Option would otherwise expire during or immediately after a Blackout Period (as defined in the Option Plan), then the expiration date of such Option shall be the 10th business day following the expiration of the Blackout Period, provided that in no event shall the period during which said Option is exercisable be extended beyond 10 years from the date such option is granted to the optionee. Options granted under the Option Plan are subject to immediate termination upon the dismissal of an employee with cause. Unless otherwise determined by the Board, if an optionee ceases to hold any position as an optionee, by reason of retirement, resignation, or termination other than for cause, the vested Options terminate on the earlier of the normal expiry date of the Option or 90 days from cessation or such longer period following cessation as the Board of Directors shall determine, provided that in no case may an Option expire any later than the normal expiry date. Under the Option Plan, in the event of death or disability of the optionee, his or her Options may be exercised during the one-year period following the date of the event to the extent the Options were exercisable on the date of such event. The Options vest over a period determined by the Board of Directors. The Options are non-transferable and non-assignable unless permitted by the Board or unless such transfers are to Eligible Assignees (as defined in the plan). There is no agreement under which financial assistance will be provided by the Company to facilitate the purchase of shares under the Option Plan.

The Board has the discretion to make amendments to the Option Plan and any Options granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

a)	Minor changes of a “housekeeping nature”;
b)
Amending the Options under the Option Plan, including with respect to the option period (provided that the period during which an Option is exercisable does not exceed ten years from the date the Option is granted and that such Option is not held by an insider), vesting period, exercise method and frequency, subscription price (provided that such option is not held by an insider), and method of determining the subscription price, assignability and effect of termination of an optionee’s employment or cessation of the optionee’s directorship;

c)	Changing the class of optionees eligible to participate under the Option Plan;
d)
accelerating vesting or extending the expiration date of any Option (provided that such option is not held by an insider), and where such option is held by an insider in such case, shareholder approval shall be obtained in connection with the extension;

e)	changing the terms and conditions of any financial assistance which may be provided by the Company to optionees to facilitate the purchase of common shares under the Option Plan; and
f)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying common shares from the Option Plan reserve.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the Option Plan; (ii) any increase in the maximum number of Common Shares issuable under the Option Plan; and (iii) any reduction in the exercise price or extension of the option period benefiting an insider, in addition to such other matters that may require shareholder approval under the rules and policies of the TSX.

The Option Plan permits the Board of Directors to suspend or terminate the Option Plan, as well as to amend or revise the terms of the Option Plan, subject to any applicable regulatory approval, provided that no such amendment or revisions shall alter the terms of any Options theretofore granted under the Option Plan.

Outstanding Stock Options Available for Issuance

The following table summarizes, as of the Record Date, the number of stock options that have been exercised under the Option Plan since its inception, the number of stock options outstanding, and the number of stock options (as an aggregate of all equity-based awards) remaining available for grant.

Awards	Number	Percentage of Currently Outstanding Common Shares
Options exercised, expired or cancelled since inception	1,829,470	2%
Options outstanding	4,575,021	4%
Awards available for grant under the Compensation Plans	10,326,272	9%

If any stock options under the Option Plan are exercised, expire or terminate, the Common Shares underlying those stock options are made available for grant under the Option Plan.

The following table summarizes the burn rate (being the number of Options granted under the Option Plan during the applicable fiscal year divided by the weighted average number of Common Shares outstanding for the applicable fiscal year) in respect of the Option Plan for the past three years:

Fiscal Year	Burn Rate
2020	3%
2019	3%
2018	2%

Share Unit (SU) Plan

The purpose of the SU Plan, which includes the awarding of RSUs and DSUs, is to encourage selected eligible employees of the Company and its affiliates to acquire a proprietary interest in the growth and performance of the Company, generate an increased incentive to contribute to the Company’s future success and prosperity and align the interests of such eligible employees with the Company’s long-term strategy and with the interests of the Company’s shareholders. The following summary is qualified in its entirety by the SU Plan, a copy of which is available on SEDAR.

Terms of the SU Plan

Regular full-time or part-time employees of the Company or of an affiliate of the Company are entitled to participate in the SU Plan.

The maximum aggregate number of Common Shares that are reserved for issuance in aggregate under the Option Plan, SU Plan and DSU Plan (the “Compensation Plans”) is equal to 15% of the issued and outstanding Common Shares, from time to time. In addition, the Common Shares and other securities reserved for issuance to insiders of the Company under the Compensation Plans, and any other share compensation arrangements of the Company, shall not exceed 15% of the issued and outstanding securities of the Company and the number of Common Shares and other securities issued to insiders of the Company within any one year period under the Compensation Plans and any other share compensation arrangements of the Company, shall not exceed 15% of the issued and outstanding securities of the Company. Finally, the number of Common Shares or other securities of the Company that may be issued under the Compensation Plans, and any other share compensation arrangements of the Company, to any single participant and his, her or its associates within any one year period may not exceed 5% of the issued and outstanding securities of the Company and the number of Common Shares or other securities of the Company that may be reserved for issuance under the Compensation Plans, and any other share compensation arrangements of the Company, to any single participant and his, her or its associates may not exceed 5% of the issued and outstanding securities of the Company.

All of the vested Restricted Share Units (“RSU”) and Performant Share Units (“PSU”) covered by a particular award grant under the SU Plan will be settled on the first business day following the vesting date for a value per unit based on either the fair market value of a Common Share on the day prior to the vesting date or an average fair market value of a Common Share over a specified number of days prior to the vesting date. Unless otherwise stated in a particular award agreement entered into pursuant to the SU Plan, RSUs and PSUs shall vest on the third anniversary of their grant date. Subject to the terms of the SU Plan and of any applicable award agreement entered into pursuant to the SU Plan, payments or transfers to be made by the Company or an affiliate upon the settlement of an award may be made in such form or forms as the Compensation Committee shall determine, including, without limitation, cash, Common Shares purchased on the open market, Common Shares issued from treasury, other securities or other awards, or any combination thereof, and may be made in a single payment or transfer.

In the event that a participant in the SU Plan voluntarily resigns from the Company or has their employment terminated for cause, all RSUs or PSUs shall be cancelled effective at the commencement of the date the former participant’s employment ceases and no distributions shall be made to such former participant under the SU Plan. In the event that a participant in the SU Plan has their employment with the Company terminated without cause, dies, retires or is disabled, the number of RSUs or PSUs granted to such participant that is proportionate to the portion of the vesting period of such RSUs or PSUs during which the participant was employed by the Company shall vest on their vesting date. In the event that a participant under the SU Plan is terminated following a change of control of the Company, any RSUs or PSUs granted to such participant shall vest on the date of the change of control.

RSUs and PSUs granted under the SU Plan are not transferrable or assignable by the grantee, other than through the laws of descent and distribution, although participants may be permitted by the Compensation Committee to designate a beneficiary to exercise the rights of the participant if they were to die. The Compensation Committee may amend, alter, suspend, discontinue or terminate the SU Plan in whole or in part without shareholder approval, provided however, that at any time while the Common Shares are listed for trading on the TSX, the Compensation Committee will not be entitled to amend the Share Unit Plan or any Share Unit granted under it (together with any related Share Unit agreement) without shareholder approval, and if applicable, TSX approval: (i) to increase the maximum number of Common Shares issuable pursuant to the SU Plan; (ii) to permit the assignment or transfer of a Share Unit other than as provided for in the SU Plan; (iii) to add to the categories of persons eligible to participate in the SU Plan; (iv) to remove or amend certain sections of the SU Plan, including the section that governs amendments to the SU Plan; or (vi) in any other circumstances where TSX and shareholder approval is required by the TSX.

The Compensation Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any RSUs or PSUs granted, prospectively or retroactively, provided however that no such change shall be made without the consent of the affected participant if the rights of such participant with respect to the RSUs or PSUs would be impaired.

On February 16, 2021, the SU Plan was amended to expand the scope of Eligible Employees to include Non-Employee Directors and service providers. In order for the Plan to avoid characterization as a salary deferral arrangement under the Income Tax Act (Canada), Non-Employee Directors will only be eligible to receive RSUs and associated Dividend Restricted Share Units that can be settled in treasury shares of the Company. For Non-Employee Directors that are non-U.S. participants, the treasury settled RSUs and associated Dividend Restricted Share Units will have an exercise deadline of five years from their Award Date (as defined in the SU Plan). The SU Plan has also been amended to reflect that Non-Employee Directors may elect to receive the cash component of their annual director compensation in RSUs. The SU Plan has also been amended to introduce new provisions relating to a Change of Control, which provide the Company the power in the event of a Change of Control (as defined in the SU Plan) to make such arrangements as it shall deem appropriate for the settlement of outstanding RSUs, including the acceleration of the Exercise Deadline (as defined in the SU Plan) in respect of RSUs granted to Non-Employee Directors who are not U.S. Participants to a date prior to or on the date of the Change of Control.

DSU Plan

The purpose of the DSU Plan is to provide directors of the Company with the opportunity to acquire DSUs in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the Company’s shareholders.

Terms of the DSU Plan

Any director of the Company is eligible to participate in the DSU Plan. The following summary is qualified in its entirety by the DSU Plan, copies of which are available on SEDAR.

The maximum aggregate number of Common Shares that are reserved for issuance under the Compensation Plans will be equal to 15% of the issued and outstanding Common Shares, from time to time. The maximum number of Common Shares issuable pursuant to outstanding DSUs at any time shall be limited to 5% of the issued and outstanding Common Shares. In addition, the Common Shares and other securities reserved for issuance to insiders of the Company under the Compensation Plans, and any other share compensation arrangements of the Company, shall not exceed 15% of the issued and outstanding securities of the Company and the number of Common Shares and other securities issued to insiders of the Company within any one year period under the Compensation Plans and any other share compensation arrangements of the Company, shall not exceed 15% of the issued and outstanding securities of the Company. The DSU Plan does not limit grants to an individual director either under the DSU Plan generally or during any one-year period. Upon the cancelation, expiry or settlement of DSUs, Common Shares reserved for issuance thereunder shall be available for subsequent grants of DSUs pursuant to the DSU Plan.

DSUs will be fully vested upon being granted and credited to a participant’s account. Participants in the DSU Plan shall either (i) receive a payment in cash equal in value to the number of DSUs recorded in the Participant’s Account on the Distribution Date multiplied by the fair market value of a Common Share of the Company on the distribution date or (ii) receive that number of Common Shares of the Company that is equal to the number of DSUs in the participant’s account on the distribution date or (iii) a combination of cash and Common Shares (in accordance with the DSU Plan). The distribution date in respect of a participant in the DSU Plan shall be the earliest date on which the participant is no longer a member of the Board and is not otherwise employed by the Company or any of its subsidiaries, or such later date that the participant in the DSU Plan may elect. In the event that a participant dies while they are a member of the Board, the participant’s estate will receive either Common Shares or a cash payment or a combination thereof (as described in the DSU Plan) on or about 30 days following the date the Company is provided with notice of the death.

DSUs granted under the DSU Plan may not be assigned, transferred sold, pledged or charged by the participant under the Plan. The Board may amend, suspend or discontinue the DSU Plan or amend any DSU or DSU agreement at any time without the consent of a participant, provided that such amendment shall not adversely alter or impair the rights of any participant in respect of any DSU previously granted to such participant under the DSU Plan, except as otherwise permitted under the DSU Plan. In addition, the Board may, by resolution, amend the DSU Plan and any DSU granted under it (together with any related DSU agreement) without shareholder approval, provided however, that at any time while the Common Shares are listed for trading on the TSX, the Board will not be entitled to amend the DSU Plan or any DSU granted under it (together with any related DSU agreement) without shareholder approval and, if applicable, TSX approval: (i) to increase the maximum number of Common Shares issuable pursuant to the DSU Plan; (ii) to permit the assignment or transfer of a DSU other than as provided for in the DSU Plan; (iii) to add to the categories of persons eligible to participate in the DSU Plan; (iv) to remove or amend certain sections of the DSU Plan, including the section that governs amendments to the DSU Plan; or (vi) in any other circumstances where TSX and shareholder approval is required by the TSX. If the Board terminates or suspends the DSU Plan, previously credited DSUs will remain outstanding and in effect in accordance with the terms of the DSU Plan.

Awards Available for Issuance under the SU Plan and DSU Plan

The following table summarizes, as of the Record Date, the number of awards outstanding under the Compensation Plans, and the number of awards remaining available for grant under the Compensation Plans (as an aggregate of all equity-based awards).

Awards	Number	Percentage of Currently Outstanding Common Shares
Outstanding Options	4,575,021	4%
Awards Outstanding under the SU Plan	1,527,860	1%
Awards Outstanding under the DSU Plan	-	-
Awards available for grant under the Compensation Plans	10,326,272	9%

CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators have adopted National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Disclosure Rule”). The Disclosure Rule establishes disclosure requirements regarding corporate governance practices of a reporting issuer as well as the requirement to file any written code of business conduct and ethics that a reporting issuer has adopted. Set out below is a description of the Company’s approach to corporate governance as required by the Disclosure Rule.

Board of Directors

As of December 31, 2020, three of the five members of the Board of Directors were independent directors. An independent director is defined as a director who has no direct or indirect material relationship with the Company, being a relationship, which could be reasonably expected to interfere with the exercise of a director’s independent judgement. As at December 31, 2020, David McNally is considered to be non-independent by virtue of his management position and employment relationship with the Company. Stephen Randall is considered to be non-independent due to his previous management position and employment relationship with the Company. The Board believes that their extensive knowledge of the Company’s business and affairs is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board. Of the current directors, Messrs. Cataford, Giovinazzo and Vance are considered to be independent directors. These determinations were made by the Board based upon an examination of the factual circumstances of each director and consideration of any interests, business or relationships, which any director may have with the Company.

As part of each regularly scheduled quarterly board meeting, the independent directors have an executive session, exclusive of non-independent directors and management. Over the course of 2020, the independent directors held seven such executive sessions. At the present time, the Board believes that the knowledge, experience and qualifications of its independent directors are sufficient to ensure that the Board can function independently of management and discharge its responsibilities.

The Chairman of the Board of Directors, Paul Cataford, is independent. The Board utilizes its own in-house expertise, and that of its legal counsel, to provide advice and consultation on current and anticipated matters of corporate governance.

Director Meetings

The Board of Directors held 19 meetings during the financial year ended December 31, 2020. The following table summarizes the attendance record for each of the directors at meetings of the Board of Directors, Audit Committee, Compensation Committee and the Corporate Governance and Nominating Committee.

Name	Number of Meetings Attended by the Directors
	Board of Directors	Audit Committee	Compensation Committee	Governance and Nominating Committee
John E. Barker(1)	14/14	3/3	-	-
David McNally(2)	19/19	-	-	-
Stephen Randall(3)	19/19	-	-	-
John Schellhorn(4)	12/12	2/2	-	-
Domenic Serafino(5)	-	-	-	-
Charles Federico(6)	12/12	2/2	-	-
Paul Cataford(7)	5/5	2/2	1/1	1/1
Anthony J. Giovinazzo(8)	5/5	2/2	1/1	1/1
Cary G. Vance(9)	5/5	2/2	1/1	1/1
Phillip McStotts(10)	2/2	1/1	-	-

Notes:

1.	Meeting attendance for John E. Barker is reflective of meetings until his resignation as a director effective September 30, 2020.
2.	Mr. McNally is not independent and was therefore not a member of any of the Committees.
3.	Mr. Randall is not independent and was therefore not a member of any of the Committees.
4.	Meeting attendance for John Schellhorn is reflective of meetings until his resignation as a director effective June 4, 2020.
5.	Meeting attendance for Domenic Serafino is reflective of meetings until his resignation as a director effective February 10, 2020.
6.	Meeting attendance for Charles Federico is reflective of meetings until his resignation as Chairman and a director effective June 4, 2020.
7.	Meeting attendance for Paul Cataford is reflective of meetings after his election as a director on September 30, 2020.
8.	Meeting attendance for Anthony J. Giovinazzo is reflective of meetings after his election as a director on September 30, 2020.
9.	Meeting attendance for Cary G. Vance is reflective of meetings after his election as a director on September 30, 2020.
10.	Meeting attendance for Phillip McStotts is reflective of meetings until his resignation as a director effective September 30, 2020.

Other Reporting Issuer Experience

Other than as set out below, none of the directors of the Company are directors of other reporting issuers (other than the Company) as of the date of this Circular: Anthony J. Giovinazzo

Board Mandate

The Board of Directors is responsible for the overall stewardship of the Company and operates pursuant to a written mandate, which was reviewed and approved by the Board in December 2020 and as set out in Schedule “A” to this management information circular.

Position Descriptions

The Board has developed written position descriptions for the Chairman of the Board of Directors and the chair of each committee. With respect to management’s responsibilities, generally, any matters of material substance to the Company are submitted to the Board for, and are subject to, its approval. Such matters include those matters which must by law be approved by the Board (such as share issuances) and other matters of material significance to the Company, including any debt or equity financings, investments, acquisitions and divestitures, and the incurring of material expenditures or legal commitments. The Board and/or its audit committee also reviews and approves the Company’s major communications with shareholders and the public including the annual report, if any, (and financial statements contained therein), quarterly reports to shareholders, the annual management information circular and the annual information form. The specific corporate objectives which the chief executive officer is responsible for meeting (aside from the overall objective of enhancing shareholder value) are, in the Company’s case, typically related to the advancement of the development of the Company’s surgical technologies, personnel recruitment and management, strategic planning and initiatives and financing of the Company, and matters ancillary thereto.

Orientation and Continuing Education

The Company does not provide a formal orientation or education program for Board members, as it believes that such programs are not appropriate for a development stage company with an experienced Board, the members of which have been selected for their specific expertise.

The Company’s directors are highly experienced and knowledgeable, both individually and as a group. The directors have either a medical or business background and have long careers in or related to the medical, health or financial industry and are intimately familiar with the Company’s product development plans, through sufficient interactions with management and technology developers.

To ensure that the Board has and maintains knowledge necessary for them to meet their obligations as directors of the Company, summary technology presentations by management relating to various aspects of the Company’s technologies are made at meetings of the Board. The Board believes that discussion among the directors and management at these meetings provides a valuable learning resource for the directors with non-technical expertise in the subject matter presented, and that those directors provide management with valuable insights into other considerations related to financing, managing and governing the Company.

Ethical Business Conduct

The Company is committed to maintaining high standards of corporate governance and this philosophy is communicated by the Board to management, and by management to employees, on a regular basis.

In order to ensure that the directors exercise independent judgment in considering transactions and agreements, the Board requires that all directors declare any conflicts of interest with issues or situations as they arise. This would include transactions/agreements in which a director/officer has material interest.

Nomination of Directors

The Corporate Governance and Nominating Committee is a standing committee appointed by the Board and it is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles. The Committee’s responsibilities also include identifying candidates for directorship and recommending that the Board select qualified director candidates for election at the next annual meeting of shareholders.

In 2020, the Corporate Governance and Nominating Committee was composed entirely of independent directors, which at December 31, 2020 was made up of Anthony J. Giovinazzo (chair), Paul Cataford and Cary G. Vance.

Audit Committee

The Board of Directors has established an Audit Committee. The Audit Committee met five times during the financial year ended December 31, 2020.

Audit Committee Charter

The text of the Audit Committee Charter is attached as Schedule “A” to the Company’s Annual Information Form for the year ended December 31, 2020, a copy of which is available on SEDAR.

As at December 31, 2020, all three members of the Audit Committee, namely, Paul Cataford (chair), Anthony J. Giovinazzo and Cary G. Vance are considered to be independent and financially literate directors.

Composition of the Audit Committee

As of the date of this information circular, the table below sets out the current members of the Audit Committee and states whether they are financially literate and/or independent.

Director	Independent	Financially Literate
Paul Cataford
Mr. Cataford has served as an independent corporate director for a number of public companies. He holds a Bachelor of Science degree in Mechanical Engineering from Queen’s University, an MBA specializing in Finance from Schulich School of Business at York University, and is a graduate of the Institute of Corporate Directors – Directors College, Rotman School of Business at the University of Toronto.
	Yes	Yes
Anthony J. Giovinazzo
Mr. Giovinazzo previously served as Chief Executive Officer and director of Cynapsus Therapeutics Inc. Mr. Giovinazzo has a Chartered Director (C.Dir.) and Audit Committee Certification (ACC) from The Directors College and the DeGroote School of Business at McMaster University. He received a Bachelor of Arts degree in Economics and Accounting from McMaster University and an MBA from IMD Geneva, Switzerland.
	Yes	Yes
Cary G. Vance
Mr. Vance previously served in executive and director roles at several issuers. Mr. Vance is Lean/Six Sigma Black Belt certified, and earned a Bachelor of Arts degree in Economics and an MBA from Marquette University.
	Yes	Yes

External Auditor Service Fees

The table below sets out all fees billed by the Company’s external auditor in respect of the last two financial years. The Audit Committee has adopted procedures for the engagement of non-audit services as described in section 3 of its charter under “Duties and Responsibilities”.

				(US$)
Financial Year Ended	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2020	$70,779	$37,064	$7,058	$47,855
December 31, 2019	$62,281	$59,344	$4,888	$116,893

Notes:

(1)	“Audit Fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s financial statements for the financial year.
(2)
“Audit-Related Fees” are fees not included in Audit Fees that are billed by the auditor for assurance and related services that are reasonably related to performing the audit or reviewing the Company’s interim financial statements.

(3)	“Tax Fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” were amounts paid for audit related services including regulatory filings and comfort letters in connection with prospectus offerings completed during the calendar year.

Compensation Committee

Compensation matters are dealt with by the Compensation Committee of the Company. The function of the Compensation Committee is to assist the Board in discharging the Board’s oversight responsibilities relating to the compensation and retention of key senior management employees with the skills and expertise needed to enable Titan to achieve its goals and strategies at fair and competitive compensation, including appropriate performance incentives. After considering inputs from senior management, the Compensation Committee makes a recommendation to the Board for approved compensation terms for each officer of the Company. Among other things, the Compensation Committee also recommends the structure of the compensation in terms of the amount of cash, options or other form of security compensation to be granted. The members of the Compensation Committee have several years of relevant experience, having served as officers and/or directors of other companies.

As at December 31, 2020, all three members of the Compensation Committee, namely, Cary G. Vance (chair), Paul Cataford and Anthony J. Giovinazzo are considered to be independent directors. The Compensation Committee met one time in October 2020, during the financial year ended December 31, 2020.

Other Board Committees

The Board has no standing committee other than the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Assessments

The Board, its committees and individual directors are not regularly assessed with respect to their effectiveness and contribution, as the Board believes that such assessments are generally more appropriate for companies of significantly larger size and complexity than the Company and which may have significantly larger boards of directors. A more formal assessment process will be instituted as, if, and when the Board deems necessary.

Director Tenure

It is proposed that each of the persons elected as a director at the Meeting will serve until the close of the next annual meeting of the Company or until their successor is elected or appointed. The Board has not adopted a term limit for directors. The Board believes, at this time, that the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members. This decision is subject to review on an annual basis. The Board does not follow a formal director assessment procedure in evaluating Board members. However, the Board believes that it can best achieve the right balance between continuity and fresh perspectives without mandated term limits.

Board and Executive Diversity

The Corporate Governance and Nominating Committee’s Charter encourages diversity, and in particular, gender diversity, in the composition of the Board of Directors and requires periodic review of the composition of the Board of Directors as a whole to recommend, if necessary, measures to be taken so that the Board of Directors reflects the appropriate balance of diversity, knowledge, experience, skills and expertise required for the Board of Directors as a whole. Titan Medical believes that a board comprised of highly qualified directors from diverse backgrounds is beneficial to maximizing opportunities for innovation, contributing to a more robust understanding of opportunities and risks, to more effective decision-making, and to better oversight and corporate governance.

The Corporate Governance and Nominating Committee recognizes the value and importance of the Board being comprised of talented individuals with diverse backgrounds and is committed to improving diversity on the Board including but not limited to diversity of skills, perspectives, experience, education, gender, race, religion, ethnicity, sexual orientation, age, physical ability, identity and other personal characteristics. When nominating an individual, the board takes into account criteria that would promote such diversity in addition to focusing on the qualification and professional or business experience of each individual nominee.

Consistent with the Company’s approach to diversity at the Board of Director level, the Company’s hiring practices, including at the executive officer level, include consideration of diversity across a number of areas, including gender. The Company does not have a target number of women executive officers. Given the small size of its executive team, the Company believes that implementing targets would not be appropriate. However, in its hiring practices, the Company considers the level of representation of women in executive officer positions.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, no director or executive officer of the Company, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

ADDITIONAL INFORMATION

Financial information for the Company is provided in the Company’s comparative annual financial statements and management’s discussion and analysis for the most recently completed financial year. This information and additional information relating to the Company can be found on the SEDAR website at www.sedar.com and on the Company’s website at www.titanmedicalinc.com. Copies of the above and other disclosure documents of the Company may also be obtained from the Secretary of the Company upon request.

DIRECTORS’ APPROVAL

The contents and the distribution of this Circular have been approved by the Board of Directors.

DATED the 13th day of May, 2021.

(signed) “Paul Cataford”

Chairman of the Board
Titan Medical Inc.

SCHEDULE “A”

BOARD OF DIRECTORS MANDATE

[See Attached]

TITAN MEDICAL INC.

BOARD OF DIRECTORS MANDATE

INTRODUCTION

The board of directors (the "Board") of Titan Medical Inc. (the "Company") is elected by the shareholders of the Company and is responsible for the stewardship of the Company. The purpose of this mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

Chair of the Board of Directors

The Chair of the Board (the "Chair") will be appointed by the Board, after considering the recommendation of the Company's Corporate Governance and Nomination Committee, for such term as the Board may determine.

Independence

The Board will be comprised of a majority of independent directors, as established by applicable laws and Rule 5605 of the NASDAQ Stock Market Rules and the rules of any stock exchanges upon which the Company's securities are listed, including section 3.1 of National Policy 58-201-Corporate Governance Guidelines.

Where the Chair is not independent, the independent directors may select one of their number to be appointed lead director of the Board for such term as the independent directors may determine. The Chair or lead director, if appointed, will chair regular meetings of the independent directors and assume other responsibilities that the independent directors as a whole have designated.

Role and Responsibilities of the Board

The role of the Board is to act honestly and in good faith and act in the best interest of the Company, and each member of the Board must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board is ultimately accountable and responsible for providing independent, effective leadership in supervising the management of the business and affairs of the Company.

The responsibilities of the Board include:

•	adopting a strategic planning process;
•	risk identification and ensuring that procedures are in place for the management of those risks;
•	the Company's internal control and management information systems;
•	review and approve annual operating plans and budgets;
•	corporate social responsibility, ethics and integrity;
•	review the integrity of the Chief Executive Officer (CEO) and the other executive officers and ensure that the CEO and other executive officers create a culture of integrity;

•	succession planning, including the appointment, training and supervision of management;
•	delegations and general approval guidelines for management;
•	monitoring financial reporting and management;
•	monitoring internal control and management information systems;
•	corporate disclosure and communications including the adoption of a Corporate Disclosure Policy, which shall serve as the communication policy for the Company;
•	adopting measures for receiving feedback from stakeholders;
•
adopting key corporate policies designed to ensure that the Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity;

•	developing the Company's approach to governance; and
•	such other items as required by law including the Business Corporations Act (Ontario).

Meetings of the Board will be held at least quarterly, with additional meetings to be held depending on the state of the Company's affairs and in light of opportunities or risks which the Company faces. After each meeting of the Board, the directors will meet without management being present. In addition, separate meetings of the independent directors of the Board may be held at which members of management and the non-independent directors are not present.

The Board will delegate responsibility for the day-to-day management of the Company's business and affairs to the Company's senior officers and will supervise such senior officers appropriately.

The Board may delegate certain matters it is responsible for to Board committees, presently consisting of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee.

Strategic Planning Process and Risk Management

The Board will adopt a strategic planning process to establish objectives and goals for the Company's business and will review, approve and modify as appropriate the strategies proposed by senior management to achieve such objectives and goals. The Board will review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company's business and affairs.

The Board, in conjunction with management, will identify the principal risks of the Company's business and oversee management's implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks.

Succession Planning, Appointment and Supervision of Management

The Board will approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the CEO or any person acting in such capacity, and the other senior officers of the Company, and will also approve the compensation of the CEO or any person acting in such capacity, and the other senior officers of the Company.

In furtherance of the succession plan, the Board shall monitor senior management and oversee their training.
2

Delegations and Approval Authorities

The Board will delegate to the CEO, or any person acting in such capacity, senior management authority over the day-to-day management of the business and affairs of the Company.

Corporate Disclosure and Communications

The Board will seek to ensure that all corporate disclosure complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which the Company's securities are listed and the Corporate Disclosure Policy.  In addition, the Board will adopt procedures that seek to ensure the security holders have a direct contact to a designated individual in order to provide them with corporate information.

Corporate Policies

The Board will adopt and monitor compliance of the policies and procedures, which are designed to ensure that the Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company's business ethically and with honesty and integrity. Principal policies consist of:

•	Code of Conduct;
•	Insider Trading Policy; and
•	Whistleblower Policy

Review of Mandate

The Corporate Governance and Nominating Committee will annually review and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration. The Board may, from time to time, amend this Mandate.

The Board may, from time to time, permit departures from the terms of this Mandate, either prospectively or retrospectively. The terms of this Mandate are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

Last reviewed and approved by the Board of Directors: December 2020
3

SCHEDULE “B”

STOCK OPTION PLAN

TITAN MEDICAL INC.

STOCK OPTION PLAN

(Amended and Restated effective as of ~~October [●], 2020)~~May 9, 2021)

1.	The Plan and Definitions
A stock option plan (this “Plan”), pursuant to which options to purchase common shares in the capital of Titan Medical Inc. (the “Corporation”) may be granted to the directors, officers and employees of the Corporation and to Service Providers retained by the Corporation, is hereby established on the terms and conditions set forth herein.

The trading price of the Common Shares may vary from time to time and the advantage conferred by the granting of an Option may not be guaranteed. Accordingly, each person who has been granted an Option must decide, in accordance with his own estimate and financial situation, if it is appropriate to exercise any Option granted under this Plan. The decision to exercise or to not exercise an Option shall not affect in any way the status of the option holder within the Corporation or its subsidiaries.

The following capitalized terms used herein shall have the meanings ascribed thereto as follows:

(a)	“Affiliate” shall have the meaning ascribed thereto in the Securities Act (Ontario) and regulations and instruments published and adopted pursuant thereunder;
(b)	“Black Out Period” means the period during which the Corporation has imposed trading restrictions on its insiders and certain other persons pursuant to its insider trading and disclosure policies;
(c)	“Board” means the Board of Directors of the Corporation;
(d)	“Code” means the United States Internal Revenue Code of 1986, as amended;
(e)	~~(d)~~ “control” and “controlled” shall have the meanings ascribed thereto in the Securities Act (Ontario);
(f)	~~(e)~~ “Common Shares” means the common shares in the capital of the Corporation;
(g)	~~(f)~~ “Compensation Plans” means this Plan, the DSU Plan and the SU Plan;
(h)	~~(g)~~ “Disability” means any disability with respect to a Participant which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Participant from:
(i)
being employed or engaged by the Corporation, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Corporation or its subsidiaries; or

(ii)	acting as a director or officer of the Corporation or its subsidiaries;

(i)	~~(h)~~ “DSU Plan” means the Deferred Share Unit Plan of the Corporation effective as of May 29, 2019;
(j)	~~(i)~~ “Eligible Assignee” means, in respect of a Participant, that person’s spouse, minor children or minor grandchildren, Eligible Retirement Plan, Eligible Corporation or Eligible Family Trust;
(k)	~~(j)~~ “Eligible Corporation” means, in respect of a Participant, a corporation controlled by that person and all the shares of which are held by that person and/or Eligible Assignees of that person;
(l)	~~(k)~~ “Eligible Family Trust” means, in respect of a Participant, a trust of which the Eligible Person is a trustee and of which all beneficiaries are that person and/or Eligible Assignees;
(m)
~~(l)~~ “Eligible Retirement Plan” means, in respect of a Participant in Canada, a registered retirement savings plan or registered retirement income fund established by that person or under which the beneficiary or annuitant is that person, and in respect of a Participant in the United States, a 401(k) plan or individual retirement account established by that person or under which the beneficiary or annuitant is that person;

(n)	~~(m)~~ “Exchange” means the Toronto Stock Exchange and/or such other stock exchange upon which the Common Shares may become listed;
(o)	“Incentive Stock Option” means an Option that qualifies an Incentive Stock Option under section 422 of the Code;
(p)
~~(n)~~ “Insider” means a “reporting insider” (as such term is defined in National Instrument 55-104 ~~–~~– Insider Reporting Requirements and Exemptions) and “associates” and “affiliates” thereof (as such terms are defined in the rules of the Exchange or where they are not so defined, as such terms are defined in the Securities Act (Ontario));

(q)	~~(o)~~ “Insider Participation Limit” means the number of Common Shares:
(i)	issued to Insiders, within any one year period, and
(ii)	issuable to Insiders, at any time,
under this Plan, and when combined with the SU Plan, DSU Plan and all of the Corporation’s other security based compensation arrangements (if any), do not exceed 15% of the Corporation’s total issued and outstanding common shares;

(r)	“Nonqualified Stock Option” means an Option that is not an Incentive Stock Option;
(s)	~~(p)~~ “Option Period” shall mean the period during which an Option may be exercised;
(t)	~~(q)~~ “Options” shall mean options to purchase Common Shares granted under this Plan and includes Incentive Stock Options and Nonqualified Stock Options;

(u)	~~(r)~~ “Participant” shall have the meaning ascribed to in Section 6(a);
(v)
~~(s)~~ “Service Providers” shall mean persons engaged by the Corporation or by any Affiliate of the Corporation to provide services ~~i.~~ (i) where the person is in the United States, on a continuous basis for an initial, renewable or extended period of twelve months or more and, in the United States, shall only include those persons who may participate in an “Employee Benefit Plan” as set forth in Rule 405 of the U.S. Securities Act, or ~~ii.~~ (ii) where the person is outside the United States, the said person meets the definition of a “consultant” as such term is defined in National Instrument 45-106 ~~–~~– Prospectus Exemptions; provided that such persons are natural persons, provide bona fide services to the Corporation and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Corporation’s securities;

(w)	~~(t)~~ “SU Plan” mans the Share Unit Plan of the Corporation effective as of May 29, 2019;
(x)	~~(u)~~ “U.S. Securities Act” means the United States Securities Act of 1933, as amended; ~~and~~
(y)
“U.S. Participant” means a Participant who is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code, and such other Participant to the extent their Options awarded under the Plan are subject to U.S. federal income tax under the Code; and

(z)
~~(v)~~ “VWAP” means the volume weighted average trading price of the Common Shares on the Exchange, calculated by dividing the total value by the total volume of Common Shares traded for the relevant period.

2.	Purpose
The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation and Service Providers retained by the Corporation to acquire Shares, thereby: ~~i.~~ (i) increasing the proprietary interests of such persons in the Corporation; ~~ii.~~ (ii) aligning the interests of such persons with the interests of the Corporation’s shareholders generally; ~~iii.~~ (iii) encouraging such persons to remain associated with the Corporation and ~~iv.~~ (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3.	Administration
(a)	This Plan shall be administered by the Board.
(b)
Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options, all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to: ~~i.~~ (i) construe and interpret this Plan and all option agreements entered into hereunder; ~~ii.~~ (ii) prescribe, amend and rescind rules and regulations relating to this Plan and ~~iii.~~ (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries and permitted assignees hereunder.

(c)	The Board’s authority to make amendments to this Plan without shareholder approval shall be in accordance with Section ~~18~~19 below.
(d)
Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the Chief Executive Officer or any other officer of the Corporation. Whenever used herein, the term “Board” shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated responsibility and/or authority relating to the Plan or the administration and operation of this Plan pursuant to this Section 3.

(e)
Options shall be evidenced by ~~i.~~ (i) an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve, or ~~ii.~~ (ii) a written notice or other instrument, signed by the Corporation, setting forth the material attributes of the Options.

(f)
The Board shall not grant Options to residents of the United States unless such Options are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

4.	Shares Subject to Plan
(a)
Subject to Section ~~15~~16 below, the securities that may be acquired by Participants upon the exercise of Options shall be deemed to be fully authorized and issued Common Shares. Whenever used herein, the term “Common Shares” shall be deemed to include any other securities that may be acquired by a Participant upon the exercise of an Option the terms of which have been modified in accordance with Section ~~15~~16 below.

(b)
The aggregate number of Common Shares reserved for issuance under this Plan and all of the other Compensation Plans of the Corporation, shall not, at the time of the stock option grant, exceed fifteen percent (15%) of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed to exceed such limit.

(c)
If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any un-purchased Common Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5.	Maintenance of Sufficient Capital
The Corporation shall at all times during the term of this Plan ensure that the number of Common Shares it is authorized to issue shall be sufficient to satisfy the Corporation’s obligations under all outstanding Options granted pursuant to this Plan.

6.	Eligibility and Participation
(a)	The Board may, in its discretion, select any of the following persons to participate in this Plan and to receive Options under this Plan:
(i)	directors of the Corporation and of any Affiliate of the Corporation;
(ii)	officers of the Corporation and of any Affiliate of the Corporation;
(iii)	employees of the Corporation and of any Affiliate of the Corporation; and
(iv)	Service Providers;
(any such person having been selected for participation in this Plan by the Board is herein referred to as a “Participant”).

(b)
The Board may from time to time, in its discretion, grant an Option to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval.

7.	Exercise Price
The Board shall, at the time an Option is granted under this Plan, fix the exercise price at which Common Shares may be acquired upon the exercise of such Option provided that such exercise price may not be lower than the greater of ~~i.~~ (i) the VWAP of the Common Shares on the Exchange over the period of five days immediately preceding the date of the grant, and ~~ii.~~ (ii) the closing price of the Common Shares on the Exchange on the last trading day preceding the date of grant. In addition, the exercise price of an Option must be paid in cash. Disinterested shareholder approval shall be obtained by the Corporation prior to any reduction to the exercise price if the affected Participant is an Insider.

8.	Number of Optioned Shares
The number of Common Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent (5%) of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) in any 12-month period.

This Plan limits the number of Options which may be granted to Insiders to the Insider Participation Limit except in circumstances where the Corporation has obtained disinterested shareholder approval for grants of Options to Participants who are Insiders where any such grant or grants would result in the Insider Participation Limit being exceeded.

9.	Term
The Option Period shall be determined by the Board at the time that the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole and unfettered discretion at the time that such Option is granted and Sections 11, 12 and ~~16~~17 below, provided that:

(a)
no Option shall be exercisable for a period exceeding ten (10) years from the date that the Option is granted unless the Corporation receives the required approval of the stock exchange or exchanges on which the Common Shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the Shares are then listed;

(b)
no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Common Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation;

(c)	the Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part; and
(d)
notwithstanding the expiration date applicable to any Option, if an Option would otherwise expire during a Black Out Period or during the period of ten business days immediately following the last day of a Black Out Period, the expiration date of such Option shall be the tenth business day following the expiration of the Black Out Period, provided that in no event shall the period during which said Option is exercisable be extended beyond 10 years from the date such Option is granted to the Participant.

10.	Method of Exercise of Option
(a)
Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee or Service Provider of the Corporation or an Eligible Assignee.

(b)	Options that are otherwise exercisable in accordance with the terms thereof may be exercised in whole or in part from time to time.
(c)	Any Participant (or his legal, personal representative) or Eligible Assignee wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Toronto, Ontario:
(i)
a written notice expressing the intention of such Participant (or his legal, personal representative) or Eligible Assignee to exercise the Option and specifying the number of Common Shares in respect of which the Option is exercised; and

(ii)	a cash payment, certified cheque or bank draft, representing the full purchase price of the Common Shares in respect of which the Option is exercised.
(d)
Upon the exercise of an Option as aforesaid, the Corporation shall use reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Common Shares to deliver, to the relevant Participant (or his legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Common Shares in respect of which the Option has been duly exercised.

(e)
No Option holder who is resident in the United States may exercise Options unless the Common Shares to be issued upon exercise are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

(f)
The Corporation shall be entitled to take all steps necessary to ensure that sufficient funds are provided to the Corporation by the Participant or Eligible Assignee to enable the Corporation to satisfy all withholding tax and other source deduction requirements in respect of the exercise of an Option by the Participant or Eligible Assignee that are imposed by any applicable law, including:

(i)	deducting and withholding any amount from any payments made to the Participant or Eligible Assignee, whether hereunder or otherwise;
(ii)	requiring from the Participant or Eligible Assignee a cash payment, certified cheque or bank draft in the amount specified by the Corporation; and
(iii)
requiring that the Participant or Eligible Assignee enter into a same-day sale in respect of some or all of the Common Shares received on the exercise of an Option, with a portion of the sale proceeds being remitted directly to the Corporation.

11.	Ceasing to be a Director, Officer, Employee or Service Provider
Unless the Board otherwise determines:

(a)
if a Participant is dismissed for cause as a director, officer or employee of, or Service Provider to, the Corporation or one of its subsidiaries, all unexercised Option rights of that Participant or such Participant’s Eligible Assignee (where the Participant has assigned the Option to such Eligible Assignee) under this Plan shall immediately become terminated and shall lapse notwithstanding the original term of the Option granted to such Participant under this Plan; and

(b)
if any Participant shall cease to hold the position or positions of director, officer, employee or Service Provider of the Corporation (as the case may be) as a result of ~~i.~~ (i) retirement at the normal retirement age prescribed by the Corporation, if any; ~~ii.~~ (ii) resignation; or ~~iii.~~ (iii) termination other than for cause; such Participant or such Participant’s Eligible Assignee (where the Participant has assigned the Option to such Eligible Assignee) shall have the right for a period to be determined by the Board not exceeding 90 days, or such longer period determined by the Board at its discretion in respect of a specific Option on a date after such Option is granted notwithstanding an earlier determination by the Board, from the date of the Participant ceasing to be a director, officer, employee or Service Provider to exercise his Options under this Plan with respect to all Common Shares issuable thereunder to the extent that the Options were exercisable on the date of such Participant ceasing to hold any such position with the Corporation, or until the normal expiry date of the Option, whichever is earlier. Upon the expiration of such period, all unexercised Option rights of that Participant and any Eligible Assignee thereof under this Plan shall immediately become terminated and shall lapse notwithstanding the original term of the Option granted to such Participant under this Plan.

For greater certainty, the termination of any Options held by the Participant or his Eligible Assignee, and the period during which the Participant or his Eligible Assignee may exercise any Options, shall be without regard to any notice period arising from the Participant’s ceasing to hold the position or positions of director, officer, employee or Service Provider of the Corporation (as the case may be).

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: ~~i.~~ (i) confer upon such Participant any right to continue as a director, officer, employee or Service Provider of the Corporation, as the case may be; or ~~ii.~~ (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or Service Provider of the Corporation, as the case may be.

12.	Death or Disability of a Participant
In the event of the death of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death of such Participant, whichever is earlier, and then only:

(a)	by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or applicable law; and
(b)	to the extent that he was entitled to exercise the Option as at the date of his death.
Notwithstanding Section 11, in the event of the Disability of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the determination by the Board of the Disability, whichever is earlier.

13.	Incentive Stock Options Awarded to U.S. Participants
U.S. Participants may be awarded Incentive Stock Options or Nonqualified Stock Options, provided that an Incentive Stock Option may be granted only to employees of the Corporation or employees of a Subsidiary of the Corporation as defined in Code Section 424(f). Notwithstanding anything to the contrary in this Plan, the following provisions in this Section 13 will apply to Incentive Stock Options.

(a)
Each agreement or notice evidencing the grant of an Option as contemplated by Section 3(e) of the Plan shall specify whether the related Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made, the Option will be a Nonqualified Stock Option.

(b)
Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Common Shares available for Incentive Stock Options is 10,164,544 subject to adjustment pursuant to Section 16 of this Plan and subject to the provisions of Sections 422 and 424 of the Code. For clarity, the foregoing sentence in this sub-Section 13(b) shall not be interpreted to limit the number of Nonqualified Stock Options that the Corporation may grant (and the number of Common Shares that may be issuable thereunder), at the discretion of the Board, pursuant to this Plan.

(c)
The exercise price per Common Share payable upon exercise of an Incentive Stock Option will be not less than one hundred percent (100%) of the fair market value of a Common Share on the applicable grant date; provided, however, that the exercise price per common Share payable upon exercise of an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder (within the meaning of Code Sections 422 and 424) on the applicable grant date will be not less than one hundred ten percent (110%) of the fair market value of a Common Share on the applicable grant date.

(d)
No Incentive Stock Option may be granted more than ten (10) years after the earlier of (i) the date on which this Plan is adopted by the Board or (ii) the date on which this Plan is approved by the shareholders of the Corporation.

(e)
An Incentive Stock Option will terminate and no longer be exercisable no later than ten (10) years after the applicable grant date; provided, however, that an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder (within the meaning of Code Sections 422 and 424) on the applicable grant date will terminate and no longer be exercisable no later than five (5) years after the applicable grant date.

(f)
The aggregate fair market value of the Common Shares (determined as of the applicable grant date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (pursuant to this Plan and all other plans of the Corporation and of any parent or subsidiary of the Corporation, as defined under Code Section 424(e) and (f)) will not exceed one hundred thousand United States dollars (US$100,000) or any other limitation subsequently set forth in Section 422(d) of the Code. To the extent that an Option that is designated as an Incentive Stock Option becomes exercisable for the first time during any calendar year for Common Shares having a fair market value greater than US$100,000, the portion that exceeds such amount will be treated as a Nonqualified Stock Option.

(g)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant.
(h)
An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Participant, except by will or by the laws of descent and distribution.

(i)
In the event the Plan is not approved by the shareholders of the Corporation in accordance with the requirements of Section 422 of the Code within twelve (12) months of the date of adoption of the Plan, Options otherwise designated as Incentive Stock Options will be Nonqualified Stock Options.

(j)	The Corporation shall have no liability to a U.S. Participant or any other party if any Option (or any part thereof) intended to be an Incentive Stock Option is not an Incentive Stock Option.

(k)
An Incentive Stock Options shall be exercisable in accordance with its terms under the Plan and the applicable agreement or certificate awarding the Option and related exhibits and appendices thereto, if any. However, in order to retain its treatment as an Incentive Stock Option for United States federal income tax purposes, the Incentive Stock Option must be exercised within the following time periods (to the extent it otherwise is exercisable during such period pursuant to the terms of the Option):

(i)
For Incentive Stock Option treatment, if a U.S. Participant who has been granted an Incentive Stock Option ceases to be an Employee due to the disability of such U.S. Participant (within the meaning of Code Section 22(e)), such Incentive Stock Option must be exercised (to the extent such Incentive Stock Option was exercisable on the date of disability) by the date that is one year following the date of such disability (but in no event beyond the end of the Option Period of such Option).

(ii)
For Incentive Stock Option treatment, if a U.S. Participant who has been granted an Incentive Stock Option ceases to be an employee for any reason other than the death or disability(within the meaning of Code Section 22(e)) of such U.S. Participant, such Incentive Stock Option must be exercised (to the extent such Incentive Stock Option was exercisable on the date of termination) by such U.S. Participant within three months following the date of termination (but in no event beyond the end of the Option Period of such Option).

(iii)
For the purposes of this Section 13(k), the employment of a U.S. Participant who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Corporation that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Corporation (or of any parent or subsidiary of the Corporation as defined in Code Sections 424(e) and (f)) to another office of the Corporation (or of any such parent or subsidiary) or a transfer between the Corporation and any such parent or subsidiary.

14.	~~13.~~ Rights of Participants
No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of such Option until such Common Shares have been paid for in full and issued to such person.

15.	~~14.~~ Proceeds from Exercise of Options
The proceeds from any issuance of Common Shares upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

16.	~~15.~~ Adjustments
(a)
The number of Common Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Common Shares of the Corporation, and in any such event a corresponding adjustment shall be made to the number of Common Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Common Share that may be acquired upon the exercise of the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent any dilution or enlargement of the same.

(b)
Adjustments under this Section ~~15~~16 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Common Shares shall be issued upon the exercise of an Option following the making of any such adjustment.

17.	~~16.~~ Change of Control
Notwithstanding any vesting restrictions otherwise applicable to the relevant Options, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, each Participant or his Eligible Assignee shall be entitled to exercise, in whole or in part, the Options granted to such Participant hereunder, either during the term of the Option or within 90 days after the date of the sale or change of control, whichever first occurs.

For the purpose of this Plan, “change of control of the Corporation” means and shall be deemed to have occurred upon:

(a)
the acceptance by the holders of Common Shares of the Corporation, representing in the aggregate, more than 50 percent (50%) of all issued Common Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Common Shares of the Corporation; or

(b)
the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares acquired), directly or indirectly, of beneficial ownership of such number of Common Shares or rights to Common Shares of the Corporation, which together with such person’s then owned Common Shares and rights to Common Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than fifty percent (50%) of the combined voting rights of the Corporation’s then outstanding Common Shares; or

(c)	the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or
(d)
the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement); or

(e)
individuals who were members of the Board immediately prior to a meeting of the shareholders of the Corporation involving a contest for or an item of business relating to the election of directors, not constituting a majority of the Board following such election.

18.	~~17.~~ Transferability
(a)
Subject to sub-Section ~~17~~18(b), all Options and all benefits, interests and rights accruing to any Participant (or such Participant’s Eligible Assignee) in accordance with the terms and conditions of this Plan may only be exercised by the Participant (or such Participant’s Eligible Assignee) during the lifetime of a Participant and shall be non-transferrable and non-assignable and may not be made subject to execution, attachment or similar process, save and except with the prior written permission of the Board, or in the event of the death of a Participant, by the person or persons to whom the Participant’s rights under the Option pass by the Participant’s will or applicable laws of descent and distribution.

(b)
Notwithstanding sub-Section ~~17~~18(a) but subject to obtaining any necessary approvals in advance from the Corporation and from each Exchange on which the Common Shares are listed and which reserves the right to approve such assignments, a Participant may assign Options granted to him under the Plan to Eligible Assignees and Eligible Assignees may, in turn, assign such Options to the original Participant or to other Eligible Assignees of the original Participant. Notwithstanding any such assignment, ~~i.~~ (i) all Options granted under the Plan shall be deemed to be the Option of the original Participant for the purposes of applying the rules and policies of the Exchange on which the Common Shares are listed and ~~ii.~~ (ii) the Corporation shall continue to treat the original Participant as the holder of the assigned Options unless and until such time as the Corporation is provided with notice in writing from the original Participant or its legal representative and the Eligible Assignee, together with such other documentation as the Corporation may require, confirming that the assignee is an Eligible Assignee.

19.	~~18.~~ Amendment and Termination of Plan
The Board may also, at any time, amend or revise the terms of this Plan, subject to the receipt of all necessary shareholder, Exchange and regulatory approvals, and any such amendment or revision shall apply to any Options theretofore granted under this Plan.

The Board has the discretion to make amendments to this Plan which it may deem necessary, without having to obtain shareholder approval including, without limitation:

(a)	minor changes of a “housekeeping nature”;

(b)
amending Options under this Plan, including with respect to the Option Period (provided that the period during which an Option is exercisable does not exceed 10 years from the date the Option is granted and that such Option is not held by an Insider), vesting period, exercise method and frequency, subscription price (provided that such Option is not held by an Insider) and method of determining the subscription price, assignability and effect of termination of a Participant’s employment or cessation of the Participant’s directorship;

(c)	changing the class of Participants eligible to participate under this Plan;
(d)	accelerating the vesting of any Option;
(e)
extending the expiration date of any Option provided that the period during which an option is exercisable does not exceed 10 years from the date the Option is granted and provided that such Option is not held by an Insider, and where such Option is held by an Insider in such case, shareholder approval shall be obtained in connection with the extension;

(f)	changing the terms and conditions of any financial assistance which may be provided by the Corporation to Participants to facilitate the purchase of Common Shares under this Plan; and
(g)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Common Shares from this Plan reserve.
Shareholder approval will be required in the case of: ~~i.~~ (i) any amendment to the amendment provisions of this Plan; ~~ii.~~ (ii) any increase in the maximum number of Common Shares issuable under this Plan; ~~iii.~~ (iii) any reduction in the exercise price or extension of the Option Period benefiting an insider of the Corporation; and ~~iv.~~ (iv) any amendment to remove or exceed the Insider Participation Limit, in addition to such other matters that may require shareholder approval under the rules and policies of the Exchange.

20.	~~19.~~ Necessary Approvals
The obligation of the Corporation to issue and deliver Common Shares in accordance with this Plan and Options granted hereunder is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Common Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Common Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant (or his Eligible Assignee) as soon as practicable.

21.	~~20.~~ Stock Exchange Rules
This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the Exchange.

22.	~~21.~~ Market Fluctuations
No amount will be paid to, or in respect of, a Participant (or any Eligible Assignee) under the Plan to compensate for a downward fluctuation in the price of Common Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant (or any Eligible Assignee) for such purpose.

The Corporation makes no representations or warranties to Participants (or any Eligible Assignee) with respect to the Plan or the Options whatsoever. Participants (and any Eligible Assignees) are expressly advised that the value of any Options in the Plan will fluctuate as the trading price of Common Shares fluctuates.

In seeking the benefits of participation in the Plan, a Participant (and each Eligible Assignee) agrees to exclusively accept all risks associated with a decline in the market price of Common Shares whether before or after the exercise of Options and all other risks associated with participation in the Plan.

23.	~~22.~~ Right to Issue Other Shares
The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Common Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

24.	~~23.~~ Notice
Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Toronto, Ontario (Attention: Chief Financial Officer); or if to a Participant (or to an Eligible Assignee), to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

25.	~~24.~~ Gender
Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

26.	~~25.~~ Interpretation
This Plan will be governed by and construed in accordance with the laws of the Province of Ontario.

This Plan is subject to the approval of the stock exchange or exchanges on which the Common Shares are listed and, if applicable, of the shareholders of the Corporation.

27.	~~26.~~ Effective Date of Plan
This amended and restated Plan ~~was adopted by the Board on September 22, 2014, it~~incorporates a prior version of this Plan (“Prior Plan”) that became effective ~~on the date of its initial~~upon approval by shareholders of the Corporation on ~~June 9, 2015, it was further amended and restated effective –~~

~~(a)~~	~~with further approval by the Board, on March 14, 2018,~~

~~(b)~~	~~with shareholder approval, on~~ May 29, 2019~~,~~

~~(c)~~	~~with further approval by the Board, on July 15, 2020,~~ and

~~(d)~~	~~with further approval~~certain amendments to the Prior Plan approved by the Board~~,~~ on October ~~[●]~~20, 2020 with further approval by the Board, on May 9, 2021.

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